As filed with the Securities and Exchange Commission on October 28, 2008
Registration No. 333-142975

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment No. 5
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

KAL ENERGY, INC.
(Exact name of registrant as specified in its charter)

Delaware	7389	98-0360062
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

World Trade Center 14th Floor,
Jl. Jenderal Sudirman Kav. 29-31
Jakarta, Indonesia 12920
+62 21 5211110
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jorge Nigaglioni
Chief Financial Officer
KAL Energy, Inc.
World Trade Center 14th Floor,
Jl. Jenderal Sudirman Kav. 29-31
Jakarta, Indonesia 12920
+62 21 5211110
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Shivbir S. Grewal, Esq. Michael L. Lawhead, Esq. Stradling Yocca Carlson & Rauth 660 Newport Center Drive, Suite 1600 Newport Beach, California 92660 (949) 725-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☑
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share(2)		Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(3)
Common Stock, $0.0001 par value per share	17,727,500	$$	1.19	$21,095,725.00	$647.64

(1)
All shares of common stock registered pursuant to this registration statement are to be offered by the selling stockholders. In accordance with Rule 416 under the Securities Act, the registrant is also registering hereunder an indeterminate number of shares that may be issued and resold resulting from stock splits, stock dividends or similar transactions.

(2)
Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) promulgated under the Securities Act of 1933, as amended, based on the average of the high and low sales prices of our common stock as reported by the National Association of Securities Dealers’ Over-The-Counter Bulletin Board on May 9, 2007.

(3)	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Post-Effective Amendment No. 5 to the Registration Statement on Form S-1 (Registration No. 333-142975) is filed for the purpose of including the Registrant's financial statements for the fiscal year ended May 30, 2008 contained in the Registrant's Annual Report on Form 10-KSB filed with the Securities and Exchange Commission on September 15, 2008 and the Registrant’s financial statements for the fiscal quarter ended August 31, 2008 contained in the Registrant’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 20, 2008, and to update the Registration Statement for certain disclosures contained in the Form 10-KSB, the Form 10-Q and any Current Reports on Form 8-K recently filed by the Registrant.

THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND NEITHER THIS PROSPECTUS NOR THE SELLING STOCKHOLDERS IS SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED OCTOBER 28, 2008

PROSPECTUS

17,727,500 SHARES

OF

KAL ENERGY, INC.

COMMON STOCK

This is a resale prospectus for the resale of up to 17,727,500 shares of our common stock by the selling stockholders listed in this prospectus. These shares may be sold by the selling stockholders from time to time in the over-the-counter market or other national securities exchange or automated interdealer quotation system on which our common stock is then listed or quoted, through negotiated transactions at negotiated prices or otherwise at market prices prevailing at the time of sale.

Approximately 38 of our stockholders are offering shares of our common stock to the public by means of this prospectus. As of October 21, 2008, we had 134,416,172 shares of our common stock outstanding. The shares of common stock covered by this prospectus constitute 13.2% of our outstanding common stock.

Pursuant to registration rights granted by us to the selling stockholders, we are obligated to register the shares held by these selling stockholders. The distribution of the shares by the selling stockholders is not subject to any underwriting agreement. We will receive none of the proceeds from the sale of the shares by the selling stockholders. We will bear all expenses of registration incurred in connection with this offering, but all selling and other expenses incurred by the selling stockholders will be borne by them.

Our common stock is quoted on the National Association of Securities Dealers, Inc.’s Over-The-Counter Bulletin Board, or the OTC Bulletin Board, under the symbol “KALG.OB.” The high and low sale prices for shares of our common stock on October 27, 2008, were $0.06 and $0.055 per share, respectively, based upon bids that represent prices quoted by broker-dealers on the OTC Bulletin Board. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not represent actual transactions.

The selling stockholders and any broker-dealer executing sell orders on behalf of the selling stockholders may be deemed to be ''underwriters'' within the meaning of the Securities Act of 1933, as amended, or the Securities Act, and any commissions or discounts given to any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute their common stock.

Brokers or dealers effecting transactions in the shares should confirm registration of these securities under the securities laws of the states in which transactions occur or the existence of our exemption from registration.

Investing in our common stock involves a high degree of risk. We urge you to carefully consider the section entitled ''Risk Factors'' beginning on page 5 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed on the adequacy or accuracy of the disclosures in the prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is __________ __, 2008

TABLE OF CONTENTS

Prospectus Summary	3
Risk Factors	5
Use of Proceeds	10
Market for Common Equity and Related Stockholder Matters	10
Management’s Discussion and Analysis of Financial Condition and Results of Operations	18
Business	11
Directors, Executive Officers, Promoters and Control Persons	24
Executive Compensation	26
Security Ownership of Certain Beneficial Owners and Management	30
Certain Relationships and Related Transactions	29
Description of Securities	31
Selling Stockholders	32
Plan of Distribution	33
Changes In and Disagreements With Accountants on Accounting and Financial Disclosure	34
Legal Matters	34
Experts	34
Where You Can Find Additional Information	34
Index to Financial Statements	F-1

You should rely only on the information contained in this prospectus. We have not, and the selling stockholders have not, authorized anyone, including any salesperson or broker, to give oral or written information about this offering, our company, or the shares of common stock offered hereby that is different from the information included in this prospectus. If anyone provides you with different information, you should not rely on it.

CAUTION REGARDING FORWARD−LOOKING STATEMENTS

This prospectus contains “forward-looking statements” and information relating to our business that are based on our beliefs as well as assumptions made by us or based upon information currently available to us. When used in this prospectus, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to our performance in “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These statements reflect our current views and assumptions with respect to future events and are subject to risks and uncertainties. Actual and future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include, among others: general economic and business conditions; industry capacity; industry trends; competition; changes in business strategy or development plans; project performance; the commercial viability of our products; availability, terms, and deployment of capital; and availability of qualified personnel. These forward-looking statements speak only as of the date of this prospectus. Subject at all times to relevant federal and state securities law disclosure requirements, we expressly disclaim any obligation or undertaking to disseminate any update or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, including the section entitled “Risk Factors” and the financial statements and accompanying notes, before making an investment decision.

Business

We were formed on February 21, 2001 under the laws of the State of Delaware.

On May 10, 2001, we entered into a letter of intent with Tri-Corp. Enterprises Ltd., or Tri-Corp, a privately-held corporation located in British Columbia, Canada, to jointly develop Gateway Falls R.V. Estates, a recreational vehicle community located on Shuswap Lake near Lee Creek, British Columbia, Canada. Under the terms of the agreement with Tri-Corp, we agreed to forward CDN$1,500,000.00 to the joint venture for the purpose of providing clear title to the development property and for use in the development of property infrastructure. We abandoned this business plan in 2001 due to the British Columbia Financial Institutions Commission's issuance of an order preventing the sale of the recreational vehicle sites.

On March 6, 2002, we entered into an option agreement to acquire an interest in the Manchester South Property, a mineral claim located in the Sudbury Mining Division of Ontario, Canada. The agreement, as amended on October 8, 2003, was between us and Terry Loney, doing business as Klondike Bay Resources. Our objective was to conduct mineral exploration activities on the Manchester South Property in order to assess whether the claim possessed commercially exploitable reserves of copper and/or nickel.

Under the terms of the option agreement, we would have been deemed to have exercised the option to acquire a 90% interest in the Manchester South Property when we had:

•	paid Klondike Bay Resources $7,500 (paid upon the execution of the option agreement); and

•	incurred an aggregate of $200,000 of property exploration expenditures on the Manchester South Property within the following periods:

•	$25,000 on or before December 31, 2004; and

•	a further $175,000 on or before December 31, 2005.

Due to our inability to raise sufficient funds to meet the exploration expenditure requirements of the option agreement with Klondike Bay Resources, we were unable to exercise the option and our right to acquire an interest in the Manchester South Property was terminated.

On December 29, 2006, we entered into a reorganization agreement with Thatcher Mining Pte Ltd., or Thatcher, a privately-held corporation formed on June 6, 2006 under the laws of Singapore. Thatcher was formed to conduct mining, quarrying and prospecting services and to engage in wholesale and retail sales of certain commodities.

Under the terms of the reorganization agreement, we agreed to acquire all of the issued and outstanding shares of Thatcher in exchange for 32,000,000 shares of our common stock. Upon closing the transactions contemplated by the reorganization agreement, we also agreed to make a cash payment of $10,000 to the former shareholders of Thatcher and to execute a royalty agreement pursuant to which we agreed to pay the former shareholders of Thatcher a royalty of $0.40 per metric ton of coal sold by us. We completed the transactions contemplated by the reorganization agreement on February 9, 2007 and, thereafter, Thatcher became our wholly-owned subsidiary.

We formed PT Kubar Resources, or Kubar, a limited liability foreign investment (PMA) company under the laws of the Republic of Indonesia on April 12, 2007, and completed its registration on June 6, 2007. Kubar will be our operating company for Indonesia.

On September 12, 2007, we acquired Finchley Resources Pte. Ltd., or Finchley, by assuming its liabilities and expenses, via a transfer of stock from its sole owner. Finchley is a corporation that was formed under the laws of the Republic of Singapore on August 13, 2007. The only expenditures incurred by Finchley were those in association with its formation. We assumed a total of $209 in liabilities from this transaction.

We now carry on the business of Thatcher as our sole line of business and all of our operations are conducted by and through Thatcher or its subsidiaries. All references to the “Company,” “we,” “our” and “us” for periods prior to the closing of the reorganization transaction refer to KAL Energy, and references to the “Company,” “we,” “our” and “us” for periods subsequent to the closing of the reorganization transaction refer to KAL Energy and its subsidiaries.

The Offering

Common stock which may be sold by	17,727,500 shares
the selling stockholders

Number of selling stockholders	38

Use of proceeds
We will not receive any proceeds from the sale of our common stock by the selling stockholders. Any proceeds from the sale of our common stock offered pursuant to this prospectus will be received by the selling stockholders.

OTC Bulletin Board symbol	KALG.OB

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Prospective investors should carefully consider the risks described below, together with all of the other information included or referred to in this prospectus, before purchasing shares of our common stock. There are numerous and varied risks, known and unknown, that may prevent us from achieving our goals. The risks described below are not the only risks we will face. If any of these risks actually occurs, our business, financial condition and/or results of operations may be materially adversely affected. In such case, the trading price of our common stock could decline and investors in our common stock could lose all or part of their investment. The risks and uncertainties described below are not exclusive and are intended to reflect the material risks that are specific to us, material risks related to our industry and material risks related to companies that undertake a public offering or seek to maintain a class of securities that is registered or traded on any exchange or over-the-counter market.

Risks Related to Us

We are in the exploration stage and have yet to establish our mining operations, which makes it difficult to evaluate our business. There can be no assurance that we will ever generate revenues from operations or ever operate profitably.

We are currently in the exploration stage and have yet to establish our mining operations. Our limited history makes it difficult for potential investors to evaluate our business. We need to complete a drilling program and obtain feasibility studies on the properties in which we have an interest in order to establish the existence of commercially viable coal deposits and proven and probable reserves on such properties. Therefore, our proposed operations are subject to all of the risks inherent in the unforeseen costs and expenses, challenges, complications and delays frequently encountered in connection with the formation of any new business, as well as those risks that are specific to the coal industry in general. Despite our best efforts, we may never overcome these obstacles to financial success. There can be no assurance that our efforts will be successful or result in revenue or profit, or that investors will not lose their entire investment.

If we do not obtain financing when needed, our business will fail.

As of May 31, 2008, we had approximately $1,944,567 in cash and cash equivalents in our accounts. We estimate that we will need approximately US$5,000,000 in working capital to fund capital and operational costs required to get us through the exploration phase and will need additional working capital following the exploration phase to complete all feasibility and pre production costs to get us to early production. We had subscription agreements for $9,103,010 which were expected to close on a rolling basis through June 15, 2008. We refer to this financing as the June 2008 Financing. We collected $5,803,010 through June 15, 2008. One investor in the June 2008 Financing initially subscribed to purchase 26,666,667 shares of common stock at $0.15 per share for an aggregate purchase price of approximately $4,000,000. Such investor had previously advanced $700,000 to us as part of the outstanding balance for its subscribed shares. We informed such investor that the deadline for payment of the remaining balance of $3,300,000 would be June 13, 2008. On June 13, 2008, such investor informed us that it would be unable to tender payment of the remaining balance on that date. On June 17, 2008, we and the investor amended such investor’s subscription agreement to reduce the number of subscribed shares from 26,666,667 to 4,666,667 for an aggregate purchase price of approximately $700,000. We accepted such investor’s amended subscription for the reduced number of shares and agreed to reduce the total size of the June 2008 Financing from 60,686,732 offered shares to 38,686,732 offered shares for total gross proceeds to us of approximately $5,803,010. We closed the March 2008 Financing on June 17, 2008. We do not have any arrangements for additional financing and we may not be able to obtain financing when required. Obtaining additional financing would be subject to a number of factors, including the market prices for our products, production costs, the availability of credit, prevailing interest rates and the market price for our common stock.

Future sales of our equity securities will dilute existing stockholders.

To fully execute our long-term business plan, we may need to raise additional working capital through future sales of our equity securities. Any such future sales of our equity securities, when and if issued, would result in dilution to our existing stockholders at the time of issuance.

We face numerous uncertainties in confirming the existence of economically recoverable coal reserves and in estimating the size of such reserves, and inaccuracies in our estimates could result in lower than expected revenues, higher than expected costs or failure to achieve profitability.

We have not established the existence of a commercially viable coal deposit on the properties in which we have an interest. Further exploration will be required in order to establish the existence of economically recoverable coal reserves and in estimating the size of those reserves. However, estimates of the economically recoverable quantities and qualities attributable to any particular group of properties, classifications of reserves based on risk of recovery and estimates of net cash flows expected from particular reserves prepared by different engineers or by the same engineers at different times may vary substantially. Actual coal tonnage recovered from identified reserve areas or properties and revenues and expenditures with respect to such reserves may vary materially from estimates. Inaccuracies in any estimates related to our reserves could materially affect our ability to successfully commence profitable mining operations.

Our future success depends upon our ability to acquire and develop coal reserves that are economically recoverable and to raise the capital necessary to fund mining operations.

Our future success depends upon our conducting successful exploration and development activities and acquiring properties containing economically recoverable coal deposits. In addition, we must also generate enough capital, either through our operations or through outside financing, to mine these reserves. Our current strategy includes completion of exploration activities on our current properties and, in the event we are able to establish the existence of commercially viable coal deposits on such properties, continuing to develop our existing properties. Our ability to develop our existing properties and to commence mining operations will depend on our ability to obtain sufficient working capital through financing activities.

Our ability to implement our planned development and exploration projects is dependent on many factors, including the ability to receive various governmental permits.

In the event our planned exploration activities confirm the existence of significant coal deposits on our properties, we will then be required to renew our rights in the properties in order to continue with development and mining operations. This may include renewing the existing exploration Kuasa Pertambangan, or KP, on each property, or applying for exploitation KP’s in order to have the right to commence mining operations. We currently intend to maintain interests in the properties described herein by making timely application for renewal of the existing KP’s or by filing applications to obtain the required forms of KP to commence exploitation of the properties. Although we believe that absent unusual circumstances, such as failure to pay rent or fees or the existence of excessive environmental damage, it is common practice for the Indonesian government to approve requests for issuance or renewal of KP’s, there can be no assurance that our applications will be approved. In the event our applications are not approved, we will no longer have any interest in the properties and will be unable to continue with exploration, development or exploitation of those properties.  We would be required to resubmit applications or look for other properties to explore, involving additional time and capital. Additionally, the GPK property requires an additional permit from the Forestry department before Phase II can proceed. We are in the process of obtaining this permit.

We do not own a direct interest in the mining concessions in which we claim to have an interest. Our interests are based upon contractual arrangements which give us rights in the properties without any direct ownership. If it is determined that the contractual arrangements we have established do not satisfy legal requirements or do not give us necessary rights in the properties, we may be unable to proceed with exploration, development or exploitation activities on the properties described herein.

Indonesian mining regulations do not currently permit KP’s to be held by non-Indonesian companies or by Indonesian companies which are wholly or partly owned by non-Indonesian persons or entities. Therefore, in order for a non-Indonesian entity such as us to have mining rights on properties in Indonesia, it is necessary to establish special contractual arrangements. We believe that the contractual arrangements we have established, which involve selecting and entering into agreements with Indonesian individuals who act as our nominees in acquiring ownership interests in the KP’s, represent a well established and accepted shed procedure which has been used by many other foreign companies which are currently conducting mining operations in Indonesia. However, there is no assurance that the contractual arrangements we have established are adequate to give us rights to explore, develop and exploit the properties or that our rights in such properties would be upheld in the event of a legal challenge by governmental officials or by a third party. Any challenge to the contractual arrangements we have established could delay the exploration or development of the properties and could ultimately result in the loss of any right or interest in such properties.

Due to variability in coal prices and in our cost of producing coal, as well as certain contractual commitments, we may be unable to sell coal at a profit.

In the event we are able to commence coal production from our properties, we will plan to sell any coal we produce for a specified tonnage amount and at a negotiated price pursuant to short-term and long-term contracts. Price adjustment, "price reopener" and other similar provisions in long-term supply agreements may reduce the protection from short-term coal price volatility traditionally provided by such contracts. Any adjustment or renegotiation leading to a significantly lower contract price would result in decreased revenues and lower our gross margins. Coal supply agreements also typically contain force majeure provisions allowing temporary suspension of performance by us or our customers during the duration of specified events beyond the control of the affected party. Most coal supply agreements contain provisions requiring us to deliver coal meeting quality thresholds for certain characteristics such as Btu, sulfur content, ash content, hardness and ash fusion temperature. Failure to meet these specifications could result in economic penalties, including price adjustments, the rejection of deliveries or, in the extreme, termination of the contracts. Consequently, due to the risks mentioned above with respect to long-term supply agreements, we may not achieve the revenue or profit we expect to achieve from any such future sales commitments. In addition, we may not be able to successfully convert these future sales commitments into long-term supply agreements.

The coal industry is highly competitive and includes many large national and international resource companies. There is no assurance that we will be able to effectively compete in this industry and our failure to compete effectively could cause our business to fail or could reduce our revenue and margins and prevent us from achieving profitability.

In the event we are able to produce coal, we will be in competition for sale of our coal with numerous large producers and hundreds of small producers who operate globally. The markets in which we may seek to sell our coal are highly competitive and are affected by factors beyond our control. There is no assurance of demand for any coal we are able to produce, and the prices that we may be able to obtain will depend primarily on global coal consumption patterns, which in turn are affected by the demand for electricity, coal transportation costs, environmental and other governmental regulations and orders, technological developments and the availability and price of competing alternative energy sources such as oil, natural gas, nuclear energy and hydroelectric energy. In addition, during the mid-1970s and early 1980s, a growing coal market and increased demand for coal attracted new investors to the coal industry and spurred the development of new mines and added production capacity throughout the industry. Although demand for coal has grown over the recent past, the industry has since been faced with overcapacity, which in turn has increased competition and lowered prevailing coal prices. Moreover, because of greater competition for electricity and increased pressure from customers and regulators to lower electricity prices, public utilities are lowering fuel costs and requiring competitive prices on their purchases of coal. Accordingly, there is no assurance that we will be able to produce coal at competitive prices or that we will be able to sell any coal we produce for a profit. Our inability to compete effectively in the global market for coal would cause our business to fail.

Our inability to diversify our operations may subject us to economic fluctuations within our industry.

Our limited financial resources reduce the likelihood that we will be able to diversify our operations. Our probable inability to diversify our activities into more than one business area will subject us to economic fluctuations within the coal industry and therefore increase the risks associated with our operations.

We rely heavily on our senior management, the loss of which could have a material adverse effect on our business.

Our future success is dependent on having capable seasoned executives with the necessary business knowledge and relationships to execute our business plan. Accordingly, the services of our management team, specifically, William Bloking, our President and the Chairman of our board of directors, and Jorge Nigaglioni, our Chief Financial Officer, who serves pursuant to an employment agreement, and our board of directors are deemed essential to maintaining the continuity of our operations. If we were to lose their services, our business could be materially adversely affected. Our performance will also depend on our ability to find, hire, train, motivate and retain other executive officers and key employees, of which there can be no assurance.

Because our assets and operations are located outside the United States and a majority of our officers and directors are non-United States citizens living outside of the United States, investors may experience difficulties in attempting to enforce judgments based upon United States federal securities laws against us and our directors. United States laws and/or judgments might not be enforced against us in foreign jurisdictions.

All of our operations are conducted through a subsidiary corporation organized and located outside of the United States, and all of the assets of such subsidiary corporation are located outside the United States. In addition, all of our officers and directors, other than Jorge Nigaglioni, our Chief Financial Officer, are foreign citizens. As a result, it may be difficult or impossible for United States investors to enforce judgments of United States courts for civil liabilities against us or against any of our individual directors or officers. In addition, United States investors should not assume that courts in the countries in which our subsidiary is incorporated or where the assets of our subsidiary are located would enforce judgments of United States courts obtained in actions against us or our subsidiary based upon the civil liability provisions of applicable United States federal and state securities laws or would enforce, in original actions, liabilities against us or our subsidiary based upon these laws.

Risks Related to the Coal Business

The international coal industry is highly cyclical, which will subject us to fluctuations in prices for any coal we produce.

In the event we are able to produce coal, we will be exposed to swings in the demand for coal, which will have an impact on the prices for our coal. The demand for coal products and, thus, the financial condition and results of operations of companies in the coal industry, including us, are generally affected by macroeconomic fluctuations in the world economy and the domestic and international demand for energy. In recent years, the price of coal has been at historically high levels, but these price levels may not continue. Any material decrease in demand for coal could have a material adverse effect on our operations and profitability.

The price of coal is driven by the global market. It is affected by changing requirements of customers based on their needs and the price of alternative sources of energy such as natural gas and oil.

In the event that we are able to begin producing coal, our success will depend upon maintaining a consistent margin on our coal sales to pay our costs of mining and capital expenditures. We intend to seek to control our costs of operations, but pressures by government policies and the price of substitutes could drive the price of coal down to make it unprofitable for us. The price of coal is controlled by the global market and we will be dependent on both economic and government policies to maintain the price above our future cost structure.

Logistics costs could increase and limit our ability to sell coal to end customers economically.

Logistics costs represent a significant portion of the total cost of coal and, as a result, the cost of transportation is a critical factor in a customer’s purchasing decision. Increases in transportation costs could make coal a less competitive source of energy or could make some of our operations less competitive than other sources of coal. Our future coal production, if any, will depend upon barge, trucking, pipeline and ocean-going vessels to deliver coal to markets. While coal customers typically arrange and pay for transportation of coal from the mine or port to the point of use, disruption of these transportation services because of weather-related problems, infrastructure damage, capacity restraints, strikes, lock-outs, lack of fuel or maintenance items, transportation delays or other events could temporarily impair our ability to supply coal to our customers and thus could adversely affect our results of operations.

Operating a mine has hazardous risks that can delay and increase the costs of production.

Our mining operations, if any, will be subject to conditions that can impact the safety of the workforce, or delay production and deliveries or increase the full cost of mining. These conditions include fires and explosions from methane gas or coal dust; accidental discharges; weather, flooding and natural disasters; unexpected maintenance problems; key equipment failures; variations in coal seam thickness; variations in the amount of rock and soil overlying the coal deposit; variations in rock and other natural materials and variations in geologic conditions. Despite our efforts, once operational, significant mine accidents could occur and have a substantial impact.

A shortage of skilled labor in the mining industry could pose a risk to achieving optimal labor productivity and competitive costs, which could adversely affect our profitability.

Efficient coal mining using modern techniques and equipment requires skilled laborers, preferably with at least a year of experience and proficiency in multiple mining tasks. In order to support our planned production opportunities, we intend to sponsor both in-house and vocational coal mining programs at the local level in order to train additional skilled laborers. In the event the shortage of experienced labor continues or worsens or we are unable to train the necessary amount of skilled laborers, there could be an adverse impact on our future labor productivity and costs and our ability to commence production and therefore have a material adverse effect on our earnings.

The coal industry could have overcapacity which would affect the price of coal and in turn, would impact our ability to realize a profit from future coal sales.

Current prices of alternative fuels such as oil are at high levels, spurring demand and investment in coal. This can lead to over investment and over capacity in the sector, dropping the price of coal to unprofitable levels. Such an occurrence would adversely affect our ability to commence mining operations or to realize a profit from any future coal sales we may seek to make.

Environmental pressures could increase and accelerate requirements for cleaner coal or coal processing.

Environmental pressures could drive potential purchasers of coal to either push the price of coal down in order to compete in the energy market or move to alternative energy supplies therefore reducing demand for coal. Requirements to have cleaner mining operations could lead to higher costs for us which could hamper our ability to make future sales at a profitable level. Coal plants emit carbon dioxide, sulfur and nitrate particles to the air. Various countries have imposed cleaner air legislations in order to minimize those emissions. Some technologies are available to do so, but also increase the price of energy derived by coal. Such an increase will drive customers to make a choice on whether or not to use coal as their driver for energy production.

Risks Related to Doing Business in Indonesia

We face the risk that changes in the policies of the Indonesian government could have a significant impact upon the business we may be able to conduct in Indonesia and the profitability of such business.

Indonesia’s economy as it relates to coal is in a transition. Indonesia has recently reduced taxation on the import of mining equipment and on the export of coal. Those changes make doing business in Indonesia more favorable, but such regulations can change in the future, and could have the effect of limiting the financial viability of our operations. Other-in country regulations could increase costs of operations, limit export quotas or net trade.

Inflation in Indonesia could negatively affect our profitability and growth.

Indonesia’s rapid climb amongst the world exporters of coal can drive increased competition and access to resources can lead to higher costs. Indonesia has kept inflation in the 6% range per annum, but constant interest rate cuts by the central bank to spur investment can lead to quicker inflation hikes. We will monitor inflation and adjust cost structures as necessary, but market pressures on resources could possibly result in operating delays.

We may experience currency fluctuation and longer exchange rate payment cycles.

The local currencies in the countries in which we intend to seek to sell our products may fluctuate in value in relation to other currencies. Such fluctuations may affect the cost of our product sold and the value of our local currency profits. While we are not conducting any operations in countries other than Indonesia at the present time, we may expand to other countries and may then have an increased risk of exposure of our business to currency fluctuation.

Terrorist threats and civil unrest in Indonesia may negatively affect our business, financial condition and results of operations.

Our business is affected by general economic conditions, fluctuations in consumer confidence and spending, and market liquidity, which can decline as a result of numerous factors outside of our control,  such as terrorist attacks and acts of war. Our business also may be affected by civil unrest and individuals who engage in activities intended to disrupt our business operations. Future terrorist attacks against Indonesia or the interests of the United Kingdom or other Western nations in Indonesia, rumors or threats of war, actual conflicts involving Indonesia, the United Kingdom, or their allies, or military or trade disruptions affecting our customers may materially adversely affect our operations. As a result, there could be delays or losses in future transportation and deliveries of coal to our customers, decreased future sales of our coal and extension of time for payment of accounts receivable from our customers. Strategic targets such as energy-related assets may be at greater risk of future terrorist attacks than other targets in Indonesia. In addition, disruption or significant increases in energy prices could result in government-imposed price controls. It is possible that any, or a combination, of these occurrences could have a material adverse effect on our business, financial condition and results of operations.

Environmental disasters like earthquakes and tsunamis in Indonesia may negatively affect our business, financial condition and results of operations.

The coal concessions which we intend to operate in Indonesia are subject to natural disasters that can delay our drilling efforts to get certified measurements of the properties coal reserves, destroy infrastructure required for production and create delays in delivering product to our end customers. These impacts will require us to adjust our operations and may be financially detrimental to our success.

Risks Relating to Public Company Compliance Requirements

Public company compliance may make it more difficult to attract and retain officers and directors.

The Sarbanes-Oxley Act of 2002 and rules subsequently implemented by the Securities and Exchange Commission, or the Commission, have required changes in corporate governance practices of public companies. As a public entity, we expect these new rules and regulations to increase compliance costs and to make certain activities more time consuming and costly. As a public entity, we also expect that these rules and regulations may make it more difficult and expensive for us to obtain director and officer liability insurance in the future and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve as directors or as executive officers.

Risks Relating to Our Common Stock

Our stock price may be volatile.

The market price of our common stock is likely to be highly volatile and could fluctuate widely in price in response to various factors, many of which are beyond our control, including the following:

•	technological innovations or new products and services by us or our competitors;

•	additions or departures of key personnel;

•
limited “public float” following the reorganization transaction, in the hands of a small number of persons whose sales or lack of sales could result in positive or negative pricing pressure on the market price for the common stock;

•	our ability to execute our business plan;

•	operating results that fall below expectations;

•	loss of any strategic relationship;

•	industry developments;

•	economic and other external factors; and

•	period-to-period fluctuations in our financial results.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our common stock.

There is currently no liquid trading market for our common stock and we cannot ensure that one will ever develop or be sustained.

Our common stock is currently approved for quotation on the Over-The-Counter Bulletin Board maintained by the National Association of Securities Dealers, Inc., or the OTC Bulletin Board, trading under the symbol “KALG.OB.” However, there is limited trading activity and not currently a liquid trading market. There is no assurance as to when or whether a liquid trading market will develop, and if such a market does develop, there is no assurance that it will be maintained. Furthermore, for companies whose securities are quoted on the OTC Bulletin Board, it is more difficult to obtain accurate quotations, to obtain coverage for significant news events because major wire services generally do not publish press releases about such companies, and to obtain needed capital. As a result, purchasers of our common stock may have difficulty selling their shares in the public market, and the market price may be subject to significant volatility.

Offers or availability for sale of a substantial number of shares of our common stock may cause the price of our common stock to decline or could affect our ability to raise additional working capital.

If our current stockholders seek to sell substantial amounts of common stock in the public market either upon expiration of any required holding period under Rule 144 or pursuant to an effective registration statement, it could create a circumstance commonly referred to as “overhang,” in anticipation of which the market price of our common stock could fall substantially. The existence of an overhang, whether or not sales have occurred or are occurring, also could make it more difficult for us to raise additional financing in the future through sale of securities at a time and price that we deem acceptable.

Our common stock is currently deemed to be “penny stock”, which makes it more difficult for investors to sell their shares.

Our common stock is currently subject to the “penny stock” rules adopted under Section 15(g) of the Securities Exchange Act or 1934, as amended, or the Exchange Act. The penny stock rules apply to companies whose common stock is not listed on the Nasdaq Stock Market or other national securities exchange and trades at less than $5.00 per share or that have tangible net worth of less than $5,000,000 ($2,000,000 if the company has been operating for three or more years). These rules require, among other things, that brokers who trade penny stock to persons other than “established customers” complete certain documentation, make suitability inquiries of investors and provide investors with certain information concerning trading in the security, including a risk disclosure document and quote information under certain circumstances. Many brokers have decided not to trade penny stocks because of the requirements of the penny stock rules and, as a result, the number of broker-dealers willing to act as market makers in such securities is limited. If we remain subject to the penny stock rules for any significant period, it could have an adverse effect on the market, if any, for our securities. If our securities are subject to the penny stock rules, investors will find it more difficult to dispose of our securities.

The elimination of monetary liability against our directors, officers and employees under Delaware law and the existence of indemnification rights to our directors, officers and employees may result in substantial expenditures by us and may discourage lawsuits against our directors, officers and employees.

Our certificate of incorporation, as amended, does not contain any specific provisions that eliminate the liability of our directors for monetary damages to us and our stockholders. However, we are prepared to give such indemnification to our directors and officers to the fullest extent provided by Delaware law. We may also have contractual indemnification obligations under its employment agreements with its executive officers. The foregoing indemnification obligations could result in us incurring substantial expenditures to cover the cost of settlement or damage awards against directors and officers, which we may be unable to recoup. These provisions and resultant costs may also discourage us from bringing a lawsuit against directors and officers for breaches of their fiduciary duties and may similarly discourage the filing of derivative litigation by our stockholders against our directors and officers even though such actions, if successful, might otherwise benefit us and our stockholders.

USE OF PROCEEDS

We will not receive any proceeds from the sale of our common stock by the selling stockholders. Any proceeds from the sale of our common stock offered pursuant to this prospectus will be received by the selling stockholders.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is currently quoted on the OTC Bulletin Board, under the symbol “KALG.OB.” Our common stock has been quoted on the OTC Bulletin Board since December 22, 2004. Because we are quoted on the OTC Bulletin Board, our securities may be less liquid, receive less coverage by security analysts and news media, and generate lower prices than might otherwise be obtained if they were listed on a national securities exchange.

The following table sets forth the high and low bid quotations for our common stock as reported on the OTC Bulletin Board for the periods indicated.

Fiscal Year Ending	High	Low
May 31, 2007

First Quarter	0.48	0.38

Second Quarter	0.51	0.36

Third Quarter	1.35	0.40

Fourth Quarter	1.51	0.80

May 31, 2008

First Quarter	1.48	0.46

Second Quarter	0.64	0.17

Third Quarter	0.45	0.25

Fourth Quarter	0.40	0.19

May 31, 2009

First Quarter	0.31	0.08

Information for the periods referenced above has been furnished by the OTC Bulletin Board. The quotations furnished by the OTC Bulletin Board reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not reflect actual transactions.

As of September 30, 2008, we had approximately 144 holders of record of our common stock.

We have never declared or paid any cash dividends on our common stock nor do we intend to do so in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend upon our financial condition, operating results, capital requirements, any applicable contractual restrictions and such other factors as our board of directors deems relevant.

The following table summarizes the securities authorized for issuance under our equity compensation plans as of May 31, 2008.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance
Equity compensation plans approved by security holders	12,000,000	$0.38	2,441,667
Equity compensation plans not approved by security holders	-	-	-
Total	12,000,000	$0.38	2,441,667

BUSINESS

Background

We were formed on February 21, 2001 under the laws of the State of Delaware.

On May 10, 2001, we entered into a letter of intent with Tri-Corp. Enterprises Ltd., or Tri-Corp, a privately-held corporation located in British Columbia, Canada, to jointly develop Gateway Falls R.V. Estates, a recreational vehicle community located on Shuswap Lake near Lee Creek, British Columbia, Canada. Under the terms of the agreement with Tri-Corp, we agreed to forward CDN$1,500,000.00 to the joint venture for the purpose of providing clear title to the development property and for use in the development of property infrastructure. We abandoned this business plan in 2001 due to the British Columbia Financial Institutions Commission's issuance of an order preventing the sale of the recreational vehicle sites.

On March 6, 2002, we entered into an option agreement to acquire an interest in the Manchester South Property, a mineral claim located in the Sudbury Mining Division of Ontario, Canada. The agreement, as amended on October 8, 2003, was between us and Terry Loney, doing business as Klondike Bay Resources. Our objective was to conduct mineral exploration activities on the Manchester South Property in order to assess whether the claim possessed commercially exploitable reserves of copper and/or nickel.

Under the terms of the option agreement, we would have been deemed to have exercised the option to acquire a 90% interest in the Manchester South Property when we had:

•	paid Klondike Bay Resources $7,500 (paid upon the execution of the option agreement); and

•	incurred an aggregate of $200,000 of property exploration expenditures on the Manchester South Property within the following periods:

•	$25,000 on or before December 31, 2004; and

•	a further $175,000 on or before December 31, 2005.

Due to our inability to raise sufficient funds to meet the exploration expenditure requirements of the option agreement with Klondike Bay Resources, we were unable to exercise the option and our right to acquire an interest in the Manchester South Property was terminated.

On December 29, 2006, we entered into a reorganization agreement with Thatcher Mining Pte Ltd., or Thatcher, a privately-held corporation formed on June 6, 2006 under the laws of Singapore. Thatcher was formed to conduct mining, quarrying and prospecting services and to engage in wholesale and retail sales of certain commodities.

Under the terms of the reorganization agreement, we agreed to acquire all of the issued and outstanding shares of Thatcher in exchange for 32,000,000 shares of our common stock. Upon closing the transactions contemplated by the reorganization agreement, we also agreed to make a cash payment of $10,000 to the former shareholders of Thatcher and to execute a royalty agreement pursuant to which we agreed to pay the former shareholders of Thatcher a royalty of $0.40 per metric ton of coal sold by us. We completed the transactions contemplated by the reorganization agreement on February 9, 2007 and, thereafter, Thatcher became our wholly-owned subsidiary.

We formed PT Kubar Resources, or Kubar, a limited liability foreign investment (PMA) company under the laws of the Republic of Indonesia on April 12, 2007, and completed its registration on June 6, 2007. Kubar will be our operating company for Indonesia.

On September 12, 2007, we acquired Finchley Resources Pte. Ltd., or Finchley, by assuming its liabilities and expenses, via a transfer of stock from its sole owner. Finchley is a corporation that was formed under the laws of the Republic of Singapore on August 13, 2007. The only expenditures incurred by Finchley were those in association with its formation. We assumed a total of $209 in liabilities from this transaction.

We now carry on the business of Thatcher as our sole line of business and all of our operations are conducted by and through Thatcher or its subsidiaries. All references to the “Company,” “we,” “our” and “us” for periods prior to the closing of the reorganization transaction refer to KAL Energy, and references to the “Company,” “we,” “our” and “us” for periods subsequent to the closing of the reorganization transaction refer to the KAL Energy and its subsidiaries.

Current Activities

Our business plan is to engage in the exploration, extraction and distribution of coal. We are currently considered to be an exploration stage corporation because we are engaged in the search for coal deposits and are not engaged in the exploitation of a coal deposit. We have not engaged in the preparation of an established commercially mineable coal deposit for extraction or in the exploitation of a coal deposit. We will be in the exploration stage until we discover commercially viable coal deposits on one of our properties, if ever. In an exploration stage company, management devotes most of its activities to acquiring and exploring mineral properties.

We have the rights to two large coal concessions situated near the Mahakam River in North Eastern Kalimantan, Indonesia. Further exploration will be required before a final evaluation as to the economic feasibility of coal extraction on these properties can be determined. We have completed phase 1 drilling and obtained a Joint Ore Reserves Committee, or JORC, compliant resource measurement on one of the properties and require additional work to determine the economic viability of the deposit. The result of the programme is an inferred resource of 204 million tons of thermal coal. See item 2 for a further description of the results of the phase I programme.

There is no assurance that a commercially viable coal deposit exists on the unexplored portion of either of our current properties. Furthermore, there is no assurance that we will be able to successfully develop our current properties or identify, acquire or develop other coal properties that would allow us to profitably extract and distribute coal and to emerge from the exploration stage.

Products

Coal is a combustible, sedimentary, organic rock, which is composed mainly of carbon, hydrogen and oxygen. Coal goes through the process of coalification as it matures, affecting its chemical and physical properties. There are various grades of coal, ranging from low rank coals (lignite& sub-bituminous) to hard coals (bituminous & anthracite). Bituminous coal is used as either thermal coal or coking coal, depending on its properties. The properties of the coal determine its value in the market, and include but are not limited to calorific value, sulphur, moisture and ash content.

In the event that our coal concessions are found to contain commercially viable coal deposits, they are expected to yield thermal coal, which is primarily used for power generation and industrial uses. According to the World Coal Institute, or the WCI, coal accounts for approximately 39% of the world’s electricity production. Coal is a lower cost fossil fuel, helping it maintain this sizable share of energy consumption. Coal is also used for iron, steel and cement manufacture.

International Coal Market

According to the WCI, the international coal market is led by the world’s top five national producers: China, United States, India, Russia and Australia, and 16% of global hard coal production, or approximately 775 million tons, is traded internationally. The WCI also estimates that the amount of seaborne traded steam coal has increased by an average of approximately 7% per year over the past 20 years and, according to the WCI, the Pacific Rim market currently accounts for approximately 57% of the total amount of steam coal traded annually. Thermal coal is the largest contributor of this trade and Indonesia is currently the number two world exporter of thermal coal.

According to the WCI, Asia is the largest consumer of coal, accounting for approximately 54% of the total global consumption of coal, and China is the leading user of coal in the region. The Energy Information Association, or the EIA, estimates that the world coal trade should reach approximately 901 million tons by 2015, and 1,122 million tons by 2030. EIA estimates that world coal consumption will grow 74% from 2004 to 2030 and that coal’s share of energy consumption will grow from 24% to 28% from 2004 to 2030. During that period, the EIA estimates that China’s coal consumption will double from 2004 to 2015 and triple from 2004 to 2030, with 50%-60% used in electricity production and close to 40% in industrial uses. The EIA further estimates that total coal imports in Asia should increase from under 200 million tons in 2004 to approximately 500 million tons in 2030. According to Platts, the energy information division of McGraw-Hill, power generation is expected to increase in China and India, with the addition of 562 and 213 coal fired power plants from 2004-2012, respectively.

The WCI estimates that global coal demand is expected to grow by 60% through 2030, pushing electrification rates from 66% in 2002 to 78% in 2030. The WCI further estimates that coal supplies 49% to 72% of the energy production in Asian markets. The price of coal as compared to natural gas and oil drives that increased use in the region.

Employees

As of May 31, 2008, we employed 32 people, each on a full-time basis. To the best of our knowledge, we are compliant with local prevailing wage, contractor licensing and insurance regulations, and have good relations with our employees.

Property

Property Location and Access

We have rights to two coal concessions located near the Mahakam River in North Eastern Kalimantan, on the Indonesian island of Borneo. The following map illustrates the location of the properties:

"Block 24"
Mahakam River
"Block 16"
LOCATION MAP
BLOCK 24 AND BLOCK 16
Block 24
Block 16
River
Town
Lake
Kilometres

The area of interest is in the vicinity of Melak, close to Senadawar, the capital of the district of Kutai Barat in the province of East Kalimantan. Melak is located approximately 100 miles northwest of the city of Balikpapan. Block 16 is approximately 6 miles southeast of Melak. Block 24 is approximately 22 miles northwest of Melak. The rivers provide the principal means of transport to bring in goods and heavy equipment and export coal and timber. The road network in Kutai Barat varies from metalled to unmade and generally requires constant repair. Access into concession areas is by four-wheel drive vehicles or trail bikes on the old logging roads or by motorized boat. The blocks lie close to the Mahakam River. Each block is10,000 hectares, approximately 24,700 acres.

The following map shows a close up view of the Block 16 claim held by PT Bunyut Bara Mandiri:

115°50'00"
115°55'00"
115°60'00"
00°25'00"
Kampung Rengun
Short Cut to BBM
S.Kedang Pahu
Stock File
Gunung Bayan
Gunung Bayan
Kedang Pahu River
Dasaq
Jerang Melayu
Muara Mendung
Jerang Dayak
Log Pond
PT.RKR
Peninggir
Dingin
Jelau River

LEGEND

KP Boundary	River	Distric Road
	Footpath	Logging Road
	Village	Log Pond
	Loading Point	Proposed Drill Hole

SCALE 1 : 100,000

PT.BUNYUT BARA MANDIRI
DESA DASAQ, Muara Pahu Distric
KABUPATEN KUTAI BARAT
PROPINSI KALIMANTAN TIMUR

Drawn By	Beben.S.Moses/Herdy
Signed By	Jonathan O'Dell
Date	10 February 2007

The following map shows a close up view of the Block 24 claim held by PT Graha Panca Karsa:

Mujup Putih River
Mujup River
S.Merdu
Camp 3
N 00°10'00'
Anak S.Merdang
Menihing River
Belian River
Punan River
N 00°05'00'
N 00°01'00'
LEGENDA
Logging Road
Footpath
River
Camp
Bridge
N
SCALE 1 : 100, 000
0
1
2
Kilometres
PT.GRAHA PANCA KARSA
DESA TUKUL, KECAMATAN TERING
KABUPATEN KUTAI BARAT
PROPINSI KALIMANTAN TIMUR
Drawn By : Beben.S.Moses/ Herdy
Signed By : Jonathan O'Dell
Date : 10 February 2007

Claim Status

Indonesia’s natural resources are controlled by the Indonesian Government. As a result, there is no title to particular mineral deposits granted by the Indonesian government to private companies or individuals, but rather the Indonesian government will only grant the right to exploit and sell the mineral deposits. Domestic investment in mining is conducted through a KP, a license issued by the Head of Regency, the regional governor and the Indonesian Minister of Energy and Mineral Resources, depending on the location of the mining area. There are several types of KPs, which may be issued depending on the stage of development of the mining area itself, including a General Survey KP, an Exploration KP, an Exploitation KP, a Transportation and Selling KP and a Processing and Refining KP.

Indonesian mining regulations do not permit KPs to be held by non-Indonesian companies or by Indonesian companies, which are wholly or partly owned by non-Indonesian persons or entities. We have established a series of contractual arrangements, which give us an economic benefit in relation to certain mining properties in Indonesia, as further described below.

The KPs for the two properties in which we have economic rights are held by limited liability companies formed under the laws of Indonesia. PT Graha Panca Karsa, or GPK, holds an Exploration KP on Kampung Tukul Kecamatan Tering in the Kutai Barat district of East Kalimantan, and PT Bunyut Bara Mandiri, or BBM, holds an Exploration KP on Kecamatan Melak and Kecamatan Muara Lawa in the Kutai Barat district of East Kalimantan. The KPs are extendable by the company under agreement and obligations and both currently run until September 14th, 2008 unless and until extended. Applications for the extensions of the KP's have been submitted and await approval by the Regency.

Pursuant to share purchase agreements dated September 14, 2006, as amended, Thatcher agreed, in the name of its designated purchasers, to purchase all of the issued and paid up share capital of GPK for a purchase price of $175,000 and BBM for a purchase price of $150,000. The transactions contemplated by the share purchase agreements were completed on December 4, 2006, and at the closing of such transactions, two Indonesian citizens selected by Thatcher to acquire the shares in BBM and GPK, purchased all of the issued shares of both GPK and BBM.

Contemporaneously with the closing of the transactions contemplated by the share purchase agreements, (i) GPK and BBM and the shareholders of GPK and BBM executed a cooperation and investment agreement with Thatcher pursuant to which Thatcher agreed to provide all required funding and certain services in relation to the exploration work, development, construction and operation necessary to develop the mining properties and in return GPK and BBM agreed to pay Thatcher all of the net proceeds from coal sales, and (ii) GPK and BBM executed a power of attorney in favor of Thatcher giving Thatcher the authority to sign any and all documents relating to mining operations on behalf of GPK and BBM.

In addition, the shareholders of GPK and BBM executed (i) a loan agreement with Thatcher to record the terms upon which Thatcher loaned them the funds needed to purchase the shares of GPK and BBM, (ii) a share pledge agreement issued to Thatcher pledging their shares as collateral security for their obligations under their respective loan agreements, cooperation and investment agreements, and any related agreements, and (iii) a power of attorney in favor of Thatcher giving Thatcher the power to vote the shares in GPK and BBM. We have included the results of GPK and BBM in our financial statements as of May 31, 2008, as a variable interest entity, as we currently stand to absorb the majority of the variable interest entity’s expected losses. We have commenced a change in the ownership of GPK and BBM in accordance with the terms of the aforementioned agreements. Article 127 of Company Law requires that any change of more than 50% shareholding requires a newspaper announcement, with closing to occur no earlier than 30 days following the announcement. We expect to complete these transactions in the next 45 days.

In the event that coal is produced and delivered to customers from either of these properties, we will be obligated to pay production sharing fees under production share agreements dated as of December 4, 2006 as follows:

•
a share of the proceeds of production totaling $0.45 per ton pursuant to production share agreements entered into among GPK, Ferdinandus Hanye, Eko Purwanto, Rudiansyah and Laurensius Hajang, and between GPK and Laurensius Hajang, for production under the KP held by GPK. This share of production proceeds will be paid to the recipients in return for providing assistance to GPK relating to the development of the mining project (particularly in the area of local community relations); and

•
a share of the proceeds of production totaling $0.45 per ton pursuant to production share agreements entered into among BBM, Kristiana Neny, Eko Purwanto and Laurensius Hajang, and between BBM and Laurensius Hajang, for production under the KP held by BBM. This share of production proceeds will be paid to the recipients in return for providing assistance to BBM relating to the development of the mining project (particularly in the area of local community relations).

Depending on the quality of the coal delivered, royalties of between 3% and 7% will be paid to the Indonesian government.

In addition to the production sharing fees described above, we will be obligated to pay a royalty of $0.40 per ton to the former shareholders of Thatcher pursuant to a royalty agreement dated December 29, 2006, entered into between the us, Thatcher and the former shareholders of Thatcher, which include Essendon Capital Ltd., a privately-held company incorporated under the laws of Samoa, Carlton Corp., a privately-held company incorporated under the laws of the Republic of the Seychelles, and Concord International, Inc., a privately-held company incorporated under the laws of the Bahamas.

Pursuant to the terms of a cooperation and investment agreement, GPK and BBM are required to maintain their respective KPs in full force and effect, and to apply for any extensions or renewals of their respective KPs at our direction. We have instructed GPK and BBM to apply for extensions of their respective KPs prior to their expiration. The applications have been submitted and are awaiting approval by the Regency. Although we anticipate that the KPs will be renewed prior to their expiration, there is no assurance that the governing body will grant such renewal. Additionally, the GPK property requires an additional permit from the Forestry department before Phase II can proceed. We are in the process of obtaining this permit.

History

We are not aware of any previous mining activities, which have taken place on either of the properties in which we have rights. However, there have been logging operations in the area.

Geology

A field exploration program was conducted on Block 16 and Block 24 in July 2006. Based on that study, the following information is available:

The rocks of Kutai Barat are mostly contained within the Kutai Basin. A summary of the stratigraphy in the Kutai Basin is given in the Table below.

Epoch	Division	Map Ref	Facies			Formation
Holocene		Qa	Alluvium
Pleistocene		Tpkb	Mixed with lignite			Kampung Baru
Pliocene		—	—			—
	Late	Tmbp	Mixed with lignite/coal			Balikpapan
Unconformity
Miocene	Middle	Tmpb Tmm	Sandstone and mixed, with coal. Tmm – andesite		Palau Balang		Tmm Maragoh
Unconformity
	Early	Tomp	Sandstone and mixed, with coal			Pamaluan
Late
Oligocene				Unconformity
	Early	Toty	Mixed with lignite/coal			Tuyu
Eocene		—	—			—

The regional structural trend of fold axes and major faulting is northeast-east northeast, a trend easily picked out on the satellite images. Other important structural features trend approximately north-south. The area can be divided into three areas based on the topography and the underlying geology.

The floodplain of the Mahakam River and its tributaries

The area is characterized by very low relief and dominated by swamps. Solid geology outcrops of the coal bearing sediments are rare, the area being mostly covered by late Holocene/Quaternary alluvium.

Intermediate ground

This is underlain by the main coal bearing strata of the Pamalauan, Palau Balang and Balikpapan Formations. These formations are of mixed facies with sandstone, siltstones and mudstones/clays with coal seams. These formations form low, undulating hills that have been eroded to form numerous small, V-shaped gullies and valleys.

High ground

Mostly located 200m above sea level, these areas contain the volcanic rocks, andesites and tuffs of the Maragoh Formation and, in the northwest, small areas of the quartzitic Haloq Sandstone Formation of the neighboring basin.

In Block 24, coal seams up to 8 m thick have been recorded. Some 92% of the outcrops recorded in the block have dips under 10 degrees. Gently rolling topography combined with shallow dips (dip-slope) will ensure favorable stripping ratios. The program yielded a collection of coal samples that were analyzed for moisture, ash, sulphur and calorific values of the coal in the property.

Infrastructure

There are approximately 130 kilometers of unsealed roads on the properties, which were built by legacy logging operators operating on the properties. Both of the properties are situated close to the Mahakan River, which is used for barge transportation. In addition, both properties are situated near Melak, a small rural town, which provides a logistic base for operations.

Coal

We completed our Phase I Drilling Programme and obtained a JORC, code compliant resource statement for the GPK site on June 11, 2007. The competent persons reported Inferred Resources of 204 million tons of thermal coal. The coal properties are as below:

	Graha Seam Quality
Stats	TM ar %	IM ad %	Ash ad %	VM ad %	FC ad %	RD ad	TS ad %	CV ad kcal/kg	CV db kcal/kg	CV daf kcal/kg
Average	39.9	19.4	4.9	40.9	34.8	1.33	0.18	5,189	6,415	6,856
Minimum	33.9	12.9	1.4	35.4	29.4	1.29	0.03	4,346	5,536	6,499
Maximum	43.3	27.6	15.1	47.1	40.0	1.42	0.37	5,873	6,945	7,242
(ar = as received, ad = air dried, db = dry basis, daf = dry ash free basis)
Relative Density (RD) of 1.31 used for conservative estimates.

Legal Proceedings.

None.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations together with our financial statements and related notes included elsewhere in this prospectus. This discussion may contain forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements due to known and unknown risks, uncertainties and other factors, including those risks discussed under “Risk Factors” and elsewhere in this prospectus.

Results of Operations

Three-month period ended August 31, 2008 compared to the three-month period ended August 31, 2007

Revenue

We have not earned any revenue from our operations from the date of our inception on February 21, 2001 through August 31, 2008. Our activities have been financed from the proceeds of private placement offerings of our common stock. We do not anticipate earning any revenue until we have obtained additional capital to fund early production from our coal concessions.

Expenses

Exploration Expenses

Exploration expenses for the three month period ended August 31, 2008 decreased to $379,916, as compared to $1,425,746 for the three month period ended August 31, 2007. The decrease is related to the high expenditure rate from the finish of the Phase I exploration phase of the PT Graha Panca Karsa concession and the continued work on site. Our operations in 2008 have focused on preparation work for the PT Bunyut Bara Mandiri concession.

Stock-based Compensation Expense

Stock-based compensation expense for the three month period ended August 31, 2008 decreased to $209,992, as compared to $1,527,396 for the three month period ended August 31, 2007. The decrease is mainly due to the cancellation of 8,145,417 stock option and restricted stock grants since August 31, 2008 against grants of only 4,115,000 issued under our equity compensation plan. The Company recorded a one time credit of $343,585 during the quarter ended August 31, 2008 for unvested grants cancelled during the quarter. The Company has expensed $2,219,764 for cancelled grants that vested but were not exercised since the inception of the plan.

General and Administrative Expense

General and administrative expense for the three month period ended August 31, 2008 increased to $411,760, as compared to $376,317 for the three month period ended August 31, 2007. The increase is mainly due to an increase in executive salaries and relocation costs related to the relocation of our principal executive offices.

 Professional and Consulting Fees

Professional and consulting fees for the three month period ended August 31, 2008 increased to $398,051, as compared to $210,277 for the three month period ended August 31, 2007. The increase is mainly due to expenses related to the search fees for a new chief executive officer and other personnel, consulting fees related to the resolution of our June 2008 private placement offering of common stock and ongoing legal and accounting fees.

Loss

Net loss for the three month period ended August 31, 2008 decreased to $1,335,997, as compared to a net loss of $3,526,901 for the three month period ended August 31, 2007. The increase in income was mostly due to reductions in exploration expenditures, reductions in the administrative costs of the company and the reductions due to the cancellation of stock option and restricted stock grants issued under our equity compensation plan as described above. We have not attained profitable operations and are dependent upon obtaining additional financing to move from our exploration activities to our initial production. Our proforma losses increased to $16,390,008 due primarily to continued spending on our exploration programmes.

Capital Resources

As of August 31, 2008, we had current assets of $1,512,450, consisting of $1,190,573 in cash and cash equivalents, $75,450 in other receivables and $246,427 in prepaid expenses and deposits. This is a decrease of $631,368 from May 31, 2008. We have not completed our fundraising efforts and have used our cash reserves during the quarter to fund our operations.

Liabilities

As of August 31, 2008, we had liabilities of $983,525, consisting of accounts payable of $462,597 and accrued liabilities of $520,928. This is a decrease of $313,934 from May 31, 2008. We issued $700,000 of shares of our common stock during the quarter that were recorded as a liability as of May 31, 2008. That was partially offset by an increase in liabilities from operations at the quarter end.

Results Of Operations

References in the discussion below to 2008 are to our fiscal year ended May 31, 2008, while references to 2007 are to our fiscal year ended May 31, 2007.

Year ended May 31, 2008 compared to the year ended May 31, 2007

Revenue

We have not earned any revenue from operations from our incorporation on February 21, 2001 to May 31, 2008. Our activities have been financed from the proceeds of private placement offerings of our common stock. We do not anticipate earning any revenue until such time as we complete the property exploration and complete activities relating to the preparation of coal extraction, of which there is no assurance.

Expenses

Exploration Expenses

During our fiscal year ended May 31, 2008, we incurred $3,140,838 of exploration expenses, as compared to $1,228,807 of exploration expenses for the year ended May 31, 2007. This increase in exploration expense is due primarily to the work performed on the Graha concession to bring it to a JORC Compliant inferred resource of 204 million tons in June 2007, the exploration of a coal concession in Mongolia and the follow up work in the southwest and eastern blocks of the Graha Concession to further define the resource, including its coal quality and resource mineability.

We incurred significant manpower expense of approximately $1,552,421 for the year ended May 31, 2008 versus $500,325 for the year ended May 31, 2007. This increase in manpower expense is due primarily to the difference in months under exploration of twelve in 2008 as compared to four in 2007. Site expenses incurred were approximately $816,333 for the year ended May 31, 2008 as compared to $407,740 for the year ended May 31, 2007. These include on site facilities, catering, paving and telecommunications. Equipment expense of approximately $481,205 was incurred for the year ended May 31, 2008 as compared to $178,899 for the year ended May 31, 2007. We incurred travel expense of approximately $290,879 for the year ended May 31, 2008 as compared to $141,843 for the year ended May 31, 2007. This includes the travel to and within Kalimantan, Indonesia, as well as travel to Mongolia and other prospective properties under evaluation.

We spent $2,768,948 in coal concessions in Indonesia and $371,890 in due diligence exploration in Mongolia. These expenses were related to the coal concessions in Indonesia under exploration that started after the reorganization transaction. These expenses were part of our Phase I drilling programme to establish a JORC-compliant inferred resource. This included equipment rentals, fuel costs, third party manpower and site maintenance costs.

Stock Based Compensation Expense

We incurred stock based compensation expense of $4,883,059 for the year ended May 31, 2008 as compared to $1,301,372 for the year ended May 31, 2007. This increase resulted from operating under the 2007 Stock Incentive Plan for a full year versus one month in 2007. We reduced the number of our employees and consultants as part of our ongoing efforts to reduce operating costs during the last two quarters of 2008. Those efforts resulted in a reduction of stock based compensation. A one time reduction of $1,115,798 was recorded in the fourth quarter to reflect the impact of the grant cancellations. The net fourth quarter expense of $330,788 is not indicative of the ongoing expense. The recurring expense in the fourth quarter was $1,243,713.

General and Administrative Expense

We incurred general and administrative expense of $1,980,357 for the year ended May 31, 2008 as compared to $552,025 for the year ended May 31, 2007, with the increase resulting from a full year of operations in 2008 as compared to four months of operations in 2007. The primary expense was related to salaries and fees for our officers and directors. We also leased offices in London, Singapore and Jakarta during the year ended May 31, 2008. The expense also covers the amortization of intangible assets of $88,571 per quarter. Travel also contributed to the high run rate, although we curtailed travel in the later quarters of 2008 as part of our cost controls.

Professional Expenses

Professional and consulting fees for the year ended May 31, 2008 increased to $732,921, as compared to $642,835 for the year ended May 31, 2007. This increase in professional fees reflects our operations over the course of an entire year as compared to four months in 2007. We use the services of legal counsel and accountants in all the countries in which we operate to ensure compliance with applicable laws and regulatory filings. We also used the services of Mining House Ltd during the year ended May 31, 2008.

Loss

Net loss for the year ended May 31, 2008 increased to $10,647,276, as compared to $3,693,152 for the year ended May 31, 2007. The increased loss was due to an increase in expenses, as discussed above. We have not attained profitable operations and are dependent upon obtaining additional financing to move from our exploration activities to our initial production.

Capital Resources

At May 31, 2008, we had assets recorded at $8,757,144 consisting of cash of $1,944,567, accounts receivable of 75,945, prepaid expense and other current assets of $123,307 and an intangible asset of $6,613,326. We are dependent upon obtaining additional financing to fund our activities to move from our exploration activities to our initial production.

Cash Used In Operating Activities

Our net cash used in operating activities decreased by $4,911,598 in our fiscal year ended May 31, 2008, as compared to $2,031,453 used in operating activities during our fiscal year ended May 31, 2007. This increase use of $2,880,145 resulted primarily from the increase in exploration, general and administrative expenses discussed above.

Cash Provided By Investing Activities

Our net cash provided by investing activities did not change in our fiscal year ended May 31, 2008, as compared to $191,054 provided by investing activities during our fiscal year ended May 31, 2007. This decrease of $191,054 resulted primarily from the lack of our investing activity during the year ended May 31, 2008.

Cash Provided By Financing Activities

Our net cash provided by financing activities increased by $6,126,539 in our fiscal year ended May 31, 2008, as compared to $2,568,185 provided by financing activities during our fiscal year ended May 31, 2007. This increase of $3,558,354 resulted primarily from the capital raise of the June 2008 Financing.

Liabilities

Our liabilities at May 31, 2008 totaled $1,297,459 and consisted of various payables to our service providers as well as $700,000 of shares to be issued to certain of our investors.

Results Of Operations

References in the discussion below to 2007 are to our current fiscal year ended May 31, 2007, while references to 2006 are to our fiscal year ended May 31, 2006.

Year ended May 31, 2007 compared to the year ended May 31, 2006

Revenue

We have not earned any revenue from operations from our incorporation on February 21, 2001 to May 31, 2007. Our activities have been financed from the proceeds of private placement offerings of our common stock. We do not anticipate earning any revenue until such time as we complete the property exploration and complete activities relating to the preparation of coal extraction, of which there is no assurance.

Expenses

During our fiscal year ended May 31, 2007, we incurred $1,228,807 of exploration expenses, as compared to no exploration expenses for the year ended May 31, 2006. These expenses were related to the coal concessions in Indonesia under exploration that started after the reorganization transaction. These expenses were part of our Phase I drilling programme to establish a JORC-compliant inferred resource. This included equipment rentals, fuel costs, third party manpower and site maintenance costs. Professional and consulting fees for the year ended May 31, 2007 increased to $642,835, as compared to $9,334 for the year ended May 31, 2006. We incurred significant legal, accounting and finder fee expenses in connection with our reorganization transaction, as well as consulting services for administrative roles during the first months of operation. General and administrative expenses for the year ended May 31, increased to $552,025, as compared to $1,014 for the year ended May 31, 2006. The increased costs resulted from both the reorganization transaction and operations including travel, facilities expenses for Thatcher amortization of the intangible assets and as well as payroll for the executive officers and directorship.

Loss

Net loss for the year ended May 31, 2007 increased to $3,693,152, as compared to $10,348 for the year ended May 31, 2006. The increased loss was due to an increase in expenses, as discussed above. We have not attained profitable operations and are dependent upon obtaining additional financing to move from our exploration activities to our initial production.

Capital Resources

At May 31, 2007, we had assets recorded at $8,075,350 consisting of cash of $729,626, notes receivable of $283,869, other short term assets of $94,244 and an intangible asset of $6,967,611. We are dependent upon obtaining additional financing to fund our activities to move from our exploration activities to our initial production.

Liabilities

Our liabilities at May 31, 2006 totaled $366,737 and consisted of various payables to our service providers as well as accrued compensation for executives.

DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Our current directors and executive officers are as follows:

Name	Age	Director/Officer Since	Position(s) Held

William Bloking	57	June 26, 2007	Chairman of the Board and President

Jorge Nigaglioni	35	February 9, 2007	Chief Financial Officer

Andrew Caminschi	34	February 9, 2007	Senior Vice President of Business Development and Director

Antonio Varano	51	April 20, 2007	Director

Our executive officers are elected annually by the board of directors. Our directors serve one year terms or until their successors are elected. Mr. Varano and Mr. Bloking oversee the audit, nominating or compensation committees. During the first half of our fiscal year ended May 31, 2008, such applicable functions were performed by the board of directors as a whole. We do not currently have an audit committee financial expert but our board of directors is in the process of appointing a director who qualifies as an audit committee financial expert. During the fiscal year ended May 31, 2008, the board of directors held seven formal meetings. There are no family relationships among any of the directors, nominees or executive officers. Other than our officers, we currently have no other significant employees.

Biographical Information of Directors and Executive Officers:

William Bloking. Mr. Bloking has served on our board of directors since June 26, 2007. Mr. Bloking has served as Chairman of our board of directors since May 6, 2008 and as our President since May 20, 2008. From April 2004 to January 2007, Mr. Bloking served as President of Australia-Asia Gas for BHP Billiton Petroleum in Australia. From May 1999 to April 2004, Mr. Bloking served first as Vice President and later as Chief Executive Officer of BHP Billiton Petroleum (North West Shelf).

Jorge Nigaglioni. Mr. Nigaglioni has served as our Chief Financial Officer since February 9, 2007. Since December 2006, Mr. Nigaglioni has served as a director of Thatcher Mining Pte. Ltd., a coal mining company located in Singapore. From January 2006 to December 2006, Mr. Nigaglioni served as Vice President of Finance of Amylex Corporation, a dinnerware manufacturing company located in Petaluma, California. From June 2002 to January 2006, Mr. Nigaglioni served as a Division Controller at Agilent Technologies, a telecommunications equipment manufacturing company located in Santa Rosa, California. From June 2000 to June 2002, Mr. Nigaglioni served as a Senior Financial Analyst at Agilent Technologies. Mr. Nigaglioni holds a B.S. in business administration from Bryant College and an M.B.A. from the University of Wisconsin, Madison.

Andrew Caminschi. Mr. Caminschi has served on our board of directors since February 9, 2007 and as our Senior Vice President of Business Development since October 1, 2008. Since April 2006, Mr. Caminschi has served as a director of Mining House Ltd., a private equity firm located in London, England. Mr. Caminschi has served as a director of Empress Ventures Pty. Ltd. since June 2004, Magellan Copper and Gold plc since August 2006 and Delta Pacific Mining since September 2006. From November 2003 to April 2006, Mr. Caminschi served as Business Manager at Agilent Technologies, a telecommunications equipment manufacturer located in Santa Rosa, California. Mr. Caminschi holds a B.S. in computer and mathematical sciences and an M.B.A., with a specialization in international finance, from the University of Western Australia.

Antonio Varano. Mr. Varano has served on our board of directors since April 20, 2007. Since October 2004, Mr. Varano has served as a director of Empress Ventures Pty Ltd., a private equity firm located in Perth, Western Australia, London, England and New York City. Since December 2001, Mr. Varano has served as a director of Cosmetics Development Ltd., a luxury cosmetics manufacturer and wholesaler located in San Francisco and London, England. Since 1989, Mr. Varano has served as a director of SBA Music Pty Ltd., a business to business music provider located in Sydney, Australia. Mr. Varano holds an M.B.A. from the University of Western Australia.

Code of Ethics

We have adopted a Corporate Ethics Policy that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. A copy of our Corporate Ethics Policy is available on our website at www.kalenergyinc.com. A copy of our Corporate Ethics Policy is available free of charge upon written request to our Corporate Secretary at World Trade Center 14th Floor, Jl. Jenderal Sudirman Kav. 29-31, Jakarta, Indonesia 12920. We will post any amendments to our Corporate Ethics Policy, as well as any waives that are required to be disclosed by the Commission's rules, on our website promptly following the date of such amendment or waiver.

Compensation of Directors

We use a combination of cash and stock-based incentive compensation to attract and retain qualified candidates to serve on our board of directors. In setting director compensation, we consider the demands that have been placed and will continue to be placed on the directors, the relatively small number of current directors and the skill-level required by our directors.

Director Fees

Our director fees are based on each director’s role on our board of directors. The chairman of the board is paid $84,000 in annual fees for his non-executive duties. The independent directors are paid $50,000 in annual fees for their non-executive duties.

Stock Awards

Stock compensation is awarded to our directors based on their involvement with our board of directors. Our goal is to develop a compensation plan that is competitive with our industry peers in order to attract the highest quality individuals to serve on our board of directors. Stock awards are granted to cover the period of time that our directors will remain in service on our board of directors. The type of stock award that we grant to our directors is determined based upon applicable tax laws for the director’s country of residence.

Our board of directors has determined that it is appropriate to reevaluate director compensation decisions every twelve (12) months to ensure that it is commensurate with the required level of director activity, the number of non-employee directors sitting on our board of directors, and such other factors as the board of directors deems relevant at the time.

Director Compensation Paid for the Fiscal Year Ended May 31, 2008

The following table summarizes the compensation paid to each of our current and former directors during the fiscal year ended May 31, 2008:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Laith Reynolds (1)	43,065	—	639,248	—	682,313

Andrew Caminschi	72,000	315,000	—	—	387,000

Antonio Varano	36,000	58,000	—	—	94,000

Martin Hurley (2)	120,312	145,000	—	—	—

William Bloking	25,226	48,333	—	—	73,559
(1)	Mr. Reynolds resigned from our board of directors on May 12, 2007.
(2)
Mr. Hurley resigned from our board of directors on May 21, 2008. His fees paid during the year were $21,733 for his director fees through November 13, 2007 and $98,578 for his salary as our president and chief executive officer.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION & ANALYSIS

Compensation Overview

Compensation for our executive officers is designed to attract and retain people who share our vision and values and who can execute our strategic goals. We have a very knowledgeable employee base and the executive talent that we have sought over the past several years, and continue to seek, is capable of leveraging the skills of our employees and our unique assets to increase stockholder value.

Compensation Philosophy and Objectives

Our overall executive compensation philosophy is based on a series of guiding principles derived from our values, business strategy, and management requirements. These principles are summarized as follows:

•	Provide competitive levels of total compensation which will enable us to attract and retain the best possible executive talent within our industry;

•	Motivate executive officers to achieve optimum individual performance;

•	Align the financial interest of our executive officers and stockholders through equity-based plans;

•	Provide a compensation program that recognizes individual contributions as well as our overall business results; and

•	Ensure that executive compensation-related disclosures are made to the public on a timely basis.

Role of the Compensation Committee

The compensation committee of the board of directors, comprised of two (2) directors, oversees our executive compensation programs. The key elements of these programs are base salary and equity participation. The compensation committee met one (1) time during the fiscal year ended May 31, 2008. During the first half of our fiscal year ended May 31, 2008, the functions of a compensation committee were performed by our full board of directors.

The key responsibilities of the compensation committee include:

•	Reviewing and establishing compensation and benefits practices and policies to ensure that they provide appropriate motivation for corporate performance and increased stockholder value.

•	Overseeing the administration of our 2007 Stock Incentive Plan.

•	Reviewing and approving compensation for our executive officers, including base salary and equity-based awards.

Role of Management in the Compensation Determination Process

While we do not have any specific policies that would prevent members of our management team from participating in the executive compensation decision-making process, management has historically played a limited role in the compensation determination process. At the request of the compensation committee, our principal executive officer may occasionally make proposals to the compensation committee regarding compensation related matters. However, our principal executive officer and other management personnel typically do not attend compensation committee meetings.

Total Compensation for Executive Officers

The compensation packages offered to our executive officers are comprised of one or more of the following elements:

•	Base salary; and

•	Long-term equity incentive compensation.

We do not have any formal policies which dictate the amount to be paid with respect to each element, nor do we have any policies which dictate the proportion of the various elements. We also do not have any formal policies for allocating between cash and non-cash compensation or short-term and long-term compensation. Instead, we rely on the judgment of the compensation committee and input and feedback from our management team.

Each of our compensation components is described in more detail below.

Base Salary

We provide our executive officers with base salary to compensate them for services rendered during the fiscal year. The purpose of base salary is to reflect job responsibilities, value to us and competitiveness of the market. Base salaries for our executive officers are determined based on the nature and responsibility of the position, salary norms for comparable positions, the expertise of the individual executive, and the competitiveness of the market for the executive officer’s services.

Merit increases for our executive officers are subject to the same budgetary guidelines as apply to all other employees. Executive officer salaries are considered for adjustment annually as part of our annual review process.

Long-Term Equity Compensation

The compensation committee believes that long-term stock compensation is a valuable employee retention tool, encourages participants to focus on our long-term performance and provides an opportunity for executive officers to increase their stake in us through stock option grants and restricted stock awards. Accordingly, we have the ability to issue stock options and grant restricted stock awards according to our 2007 Stock Incentive Plan. Through our equity compensation programs, we aim to align our executive officer’s interests with those of our stockholders by enhancing the link between creation of stockholder value and long-term executive incentive compensation.

All awards of stock options are made at or above the market price of the underlying stock at the time of the award. The authority to make grants of equity incentive awards rests with the compensation committee, subject to ratification by the full board of directors.

Stock Options. In our fiscal year ended May 31, 2008, we awarded 500,000 stock options to our named executive officers. The number of stock options granted to an executive officer is based upon the executive officer’s position and level of responsibility. We do not issue discounted stock options or permit the repricing of previously issued options. Stock options have a ten (10) year term and generally vest ratably over either a two-year or four-year period. We utilize the Black-Scholes option pricing model for valuing stock option awards.

Restricted Stock. In our fiscal year ended May 31, 2008, we awarded 1,000,000 shares of restricted common stock to our named executive officers. As with stock options, the number of shares of restricted stock that may be awarded to a named executive officer in the future, if any, will be based upon the executive’s position and level of responsibility.

Perquisites and Other Benefits

We provide our executive officers with various health and welfare programs and other employee benefits which are generally available on the same cost-sharing basis to all of our employees.

Employment Agreements

We had an employment agreement with Cameron Reynolds, our former President and Chief Executive Officer. Mr. Reynolds was compensated with an annual salary of $66,000. The term of the agreement was five years. Pursuant to the terms of Mr. Reynolds’ employment agreement, we granted him options to purchase 1,000,000 shares of our common stock, which began vesting on November 1, 2007. Mr. Reynolds resigned as our President and Chief Executive Officer effective as of November 13, 2007.

We had employment terms with Mr. Martin Hurley, our former President and Chief Executive Officer. Mr. Hurley was compensated with a base salary of $200,000 per year. Mr. Hurley also received 1,000,000 shares of restricted stock, which vest in equal installments of 250,000 shares every six months beginning November 1, 2007, and options to purchase up to 500,000 shares of common stock, which vest in equal 25% installments every six months beginning May 1, 2008. Mr. Hurley resigned as our President and Chief Executive Officer effective May 20, 2008.

We have a compensation agreement with Mr. William Bloking, our current President and Chairman of our board of directors, pursuant to which we will compensate Mr. Bloking for his services to us at the rate of $300,000 per year, beginning June 1, 2008 and continuing until such time as we appoint a Chief Executive Officer. Effective upon our appointment of a Chief Executive Officer, Mr. Bloking’s compensation will be reduced to $84,000 per year, his prior rate of compensation.

We have an employment agreement with Mr. Jorge Nigaglioni, our Chief Financial Officer. Under the terms of the employment agreement, Mr. Nigaglioni is entitled to an annual base salary of $180,000. The employment agreement also provides for equity incentive compensation to be awarded to Mr. Nigaglioni under our equity incentive plans, as determined from time to time by our board of directors, and entitles Mr. Nigaglioni to participate in any performance-based cash compensation plans that may be implemented by our board of directors. The employment agreement further provides for severance compensation equal to six months of base salary upon Mr. Nigaglioni terminating his employment with the Company for “good reason.” For purposes of the employment agreement, “good reason” includes (a) the assignment of duties that are materially inconsistent with Mr. Nigaglioni’s current duties, including, without limitation, a material diminution or reduction in his office or responsibilities or a reduction in his rate of annual base salary, bonus or other compensation or a change in Mr. Nigaglioni’s reporting relationship, (b) the occurrence of a change in control pursuant to which Mr. Nigaglioni is not employed by the surviving entity, (c) our breach of a material provision of the employment agreement that we do not cure, or (d) our insolvency or liquidation. Any severance payment will be paid by us to Mr. Nigaglioni in accordance with our normal payroll practices.

Compensation Committee Interlocks and Insider Participation

Our compensation committee consists of Messrs. Bloking and Varano. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Summary Compensation Table

The following table sets forth summary compensation information for the fiscal years ended May 31, 2008 and May 31, 2007 for our current President, our two former Presidents and Chief Executive Officers, our Chief Financial Officer and our other most highly compensated executive officers as of the end of the last fiscal year, collectively referred to as our Named Executive Officers.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)	Option Awards ($)	Total ($)

William Bloking, President	2008 2007	4,290.32 —	48,333.14 —	— —	52,623.46 —

Martin Hurley, President and Chief Executive Officer (1)	2008 2007	104,068.10 —	145,000.00 —	35,777.53 —	284,845.63 —

Cameron Reynolds, President and Chief Executive Officer (2)	2008 2007	29,883.33 20,429.00	— —	— —	29,883.33 20,429.00

Jorge Nigaglioni, Chief Financial Officer	2008 2007	90,000.00 27,589.00	108,750.00 —	— —	198,750.00 27,589.00

David Pope, Chief Operations Officer Thatcher (3)	2008 2007	80,000.00 —	— —	319,623.83 —	389,623.83 —
(1)	Mr. Hurley was appointed to serve as our president and chief executive officer effective November 13, 2007. Mr. Hurley resigned as our president and chief executive officer effective May 20, 2008.
(2)	Mr. Reynolds resigned as our president and chief executive officer effective as of November 13, 2007.
(3)	Mr. Pope resigned as chief operations officer of Thatcher effective February 14, 2008.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes outstanding equity awards held by our Named Executive Officers as of May 31, 2008.

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) (1)	Number of Securities Underlying Unexercised Options (#) (1)	Option Exercise Price ($)	Option Expiration Date (2)	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)
	Exercisable	Unexercisable
William Bloking	—	—	—	—	166,667	45,000

Martin Hurley (3)	250,000	—	0.30	8/20/08	—	—

Cameron Reynolds (4)	—	—	—	—	—	—

Jorge Nigaglioni	—	—	—	—	375,000	101,250

David Pope (5)	500,000	—	0.50	7/29/08	—	—
(1)
Each option or restricted stock award vests 25% upon the first six month anniversary of the grant date and then in equal monthly installments over the next three years. Options and restricted stock awards are fully vested upon the fourth anniversary of the grant date.

(2)	Options expire ten years from the grant date.
(3)	Mr. Hurley resigned as our president and chief executive officer effective May 20, 2008.
(4)	Mr. Cameron Reynolds resigned as our president and chief executive officer effective November 13, 2007.
(5)	Mr. Pope resigned as chief operations officer of Thatcher effective February 14, 2008.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We entered into a loan agreement with Concord International, or Concord, on September 28, 2007, for $50,000. The loan carried no interest and was payable in full upon demand by Concord. We repaid the loan in full on February 14, 2008.

We entered into a loan agreement with Laith Reynolds, our former chairman of the board, on November 28, 2007, for $25,000. The loan carried no interest and was payable in full upon demand by Mr. Reynolds, after our receipt of the first US$ 3,000,000 from a private placement offering. We repaid the loan in full on December 30, 2007.

We entered into a royalty agreement with Concord, Essendon Capital and Carlton Corp., the former shareholders of Thatcher, or their nominees, pursuant to which we are required to pay a royalty of $0.40 per metric ton of coal sold by us or our affiliates. Under the royalty agreement, we are required to make royalty payments in exchange for the assignment of certain mining permits. Prior to entering into the royalty agreement, the former Thatcher shareholders presented us with an option to pay cash for such permits or to pay a combination of a reduced initial cash payment and royalties for such permits. As an early stage company, we are particularly concerned with cash conservation, and we determined that in order to preserve cash a royalty agreement would provide us with the flexibility to enter into this transaction. If successful, this will result in a reduction in margin only. As no coal has yet been sold by us, no amounts have been paid under the royalty agreement.

We use the services of Mining House Ltd., or Mining House, for information technology and administrative services. These services also include expense reimbursements for travel and other administrative expenses. Three of our directors and two of our former presidents and chief executive officers, one of whom is the sole shareholder of Mining House, are directors of Mining House. Our payments to Mining House for such services for the years ended May 31, 2008 and 2007 were $388,249 and $54,789, respectively. The terms of this agreement are consistent with other third party service agreements, as we are obtaining a share of office space, information technology support, administrative services, company registration services and management consulting services for the equivalent of two full time employees. In addition, two of our former presidents and chief executive officers resided in London and worked out of Mining House’s London office, requiring a level of administrative support. With the departure of Mr. Hurley, our former president and chief executive officer, on May 20, 2008, we no longer have any executive presence in London, we do not require the use of Mining House’s office space in London and we will localize the support closer to our management in Asia. As a result, we have terminated the services agreement on August 31, 2008.

We have a rental and services agreement with PB Commodities, or PBC, for office space and the use of certain personnel in Singapore. PBC is owned by Concord, one of our principal stockholders. Rental and service payments made under this agreement for the years ended May 31, 2008 and 2007 were $137,807 and $18,036, respectively. The terms of this agreement are consistent with other third party services agreements. The primary cost under this agreement is the use of office space. As part of the restructuring of our management and administrative functions, we will be moving our offices to Jakarta, Indonesia and will not require a large presence in Singapore. We have terminated the rental and service agreement as of July 31, 2008, the end of the current rental term.

We used Asia Consultancy Group Pte Ltd., or ACG, for exploration consulting services. These services included expense reimbursements for travel and other administrative expenses. ACG is owned by Concord, one of our principal stockholders. Total payments made for the years ended May 31, 2008 and 2007 were $465,013 and $281,187, respectively. The terms of this agreement were consistent with other third party services agreements. ACG provided the services of key personnel and operating costs while we had the flexibility to not use such resources full time. We terminated this agreement in November 2007 following our decision to hire certain key personnel on a full time basis and remove other costs from the organization.

The above referenced agreements with Mining House, PBC and ACG were in place with Thatcher prior to our acquisition of Thatcher. We amended the Mining House and PBC agreements for changes in the use of service and office space. For all new agreements and amendments, we evaluate the transactions against other vendors. We request of all of our directors and officers to disclose any related party transactions as proposals are discussed.

We entered into an employment agreement with Andrew Caminschi, our Senior Vice President of Business Development, effective as of June 1, 2008. Under the terms of the employment agreement, Mr. Caminschi is entitled to an annual base salary of $180,000. The employment agreement also provides for equity incentive compensation to be awarded to Mr. Caminschi under our equity incentive plans, as determined from time to time by our board of directors, and entitles Mr. Caminschi to participate in any performance-based cash compensation plans that may be implemented by our board of directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of September 30, 2008, concerning the ownership of common stock by (i) each our stockholders known by us to be the beneficial owner of more than 5% of the outstanding shares of common stock, (ii) each current member of our board of directors, (iii) our named executive officers and (iv) all current directors and executive officers as a group.

	Shares Beneficially Owned(2)
Name and Address of Beneficial Owner(1) Number		Percent
Newland Resources Ltd	13,333,333	9.65%
Strato Malamas	6,000,000	6.68%
Jorge Nigaglioni(3)	1,500,000	1.10%
Andrew Caminschi(4)	1,000,000	*
Antonio Varano(5)	837,500	*
William Bloking(6)	1,333,333	*
Cameron Reynolds (7)	2,750,000	2.01%
Martin Hurley(8)	4,833,333	3.54%
David Pope(9)	8,172	*
All directors and executive officers as a group (4 persons)(10)	4,670,833	3.42%

*	Less than 1% of the outstanding shares of common stock.
(1)	Unless indicated otherwise, the address of each stockholder listed in the table is: c/o KAL Energy, Inc., World Trade Center 14th Floor, Jl. Jenderal Sudirman Kav. 29-31, Jakarta, Indonesia 12920.
(2)
Beneficial ownership is based on information furnished by the individuals or entities and is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days of September 30, 2008 are deemed outstanding for computing the percentage of the person holding such options or warrants but are not deemed outstanding for computing the percentage of any other person. As of September 30, 2008, we had a total of 134,416,172 shares of common stock issued and outstanding. Except as indicated by footnote and subject to community property laws where applicable, to our knowledge, the companies and persons named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them.

(3)	Includes 375,000 shares of unvested restricted stock. The shares of restricted stock vest in equal six-month installments of 25% beginning November 1, 2007.
(4)	Includes 125,000 shares of unvested restricted stock. The shares of restricted stock vest in equal six-month installments of 25% beginning May 1, 2007.
(5)
Includes 600,000 shares of unvested restricted stock and 37,500 shares subject to options exercisable within 60 days of September 30, 2008. The shares of restricted stock vest in equal six-month installments of 25% beginning November 1, 2007. The shares of restricted stock vest in equal six-month installments of 25% beginning May 1, 2008.

(6)	Includes 1,166,667 shares of unvested restricted stock. The shares of restricted stock vest in equal six-month installments of 25% beginning November 1, 2007.
(7)	Mr. Reynolds resigned as our president and chief executive officer effective November 13, 2007.
(8)	Mr. Hurley resigned as our president and chief executive officer and as a member of our board of directors effective May 20, 2008.
(9)	Mr. Pope resigned as chief operations officer of Thatcher effective February 14, 2008.
(10)	Includes 37,500 shares subject to options exercisable within 60 days of September 30, 2008 and 2,266,667 shares of unvested restricted stock..

DESCRIPTION OF SECURITIES

We are authorized to issue 500,000,000 shares of common stock. As of September 30, 2008, there were 134,416,172 shares of our common stock issued and outstanding.

Common Stock

The holders of our common stock are entitled to one vote per share. The holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of legally available funds. However, the current policy of our board of directors is to retain earnings, if any, for operations and growth. Upon liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all assets that are legally available for distribution. The holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock, which may be designated solely by action of the board of directors and issued in the future.

SELLING STOCKHOLDERS

In connection with (i) the private placement offering of our common stock to certain selling stockholders pursuant to subscriptions entered into simultaneously with the closing of our reorganization transaction on February 9, 2007 and (ii) our issuance of common stock to certain selling stockholders as compensation for services rendered in connection with the above-referenced private placement offering, we agreed to file a registration statement with the Commission to register the shares of our common stock that we issued to the selling stockholders for resale by the selling stockholders. The following table provides the name of each selling stockholder and the number of shares of our common stock offered by each selling stockholder under this prospectus. We prepared this table based upon information supplied to us by the selling stockholders named in the table, and we have not sought to verify such information. For each selling stockholder, the table below assumes the sale by that selling stockholder of all of its shares of common stock available for resale under this prospectus. There can be no assurance that any of the shares offered hereby will be sold. We may amend or supplement this prospectus from time to time in the future to update or change this list of selling stockholders and shares that may be resold. No selling stockholder has, or has had, within the past three years, any position, office, or other material relationship with us or any of our predecessors or affiliates.

Selling Stockholders	Common Shares Owned Prior To Offering	Common Shares Registered	Common Shares Owned After Offering	Percentage of Shares Following Offering
Dr. Martin Charles Faulkes	500,000	500,000	—	—
Rene' Simon	1,250,000	1,250,000	—	—
Aton Ventures Fund Ltd.(1)	1,250,000	1,250,000	—	—
Chew Hua Seng	10,000,000	10,000,000	—	—
Barbara J. Moriarty	500,000	500,000	—	—
Kelly Johnson	150,000	150,000	—	—
Edward Bowes	50,000	50,000	—	—
Christopher Bonkowski	50,000	50,000	—	—
Dana Taylor	25,000	25,000	—	—
Ulrich Bleiker	50,000	50,000	—	—
Walter Voros	50,000	50,000	—	—
Jeremy Ross	150,000	150,000	—	—
H. Howard Wills Jr.	200,000	200,000	—	—
Michele Ross	100,000	100,000	—	—
Rick Langer	200,000	200,000	—	—
Rocknest Corp.(2)	100,000	100,000	—	—
Corville Leasenbacher Investments Inc.(3)	50,000	50,000	—	—
Kaimar Investment Corp.(4)	100,000	100,000	—	—
Lorrie Archibald	62,500	62,500	—	—
Logan Anderson	62,500	62,500	—	—
Michael C. Huggins	50,000	50,000	—	—
Fastboyz Ventures Ltd.(5)	50,000	50,000	—	—
3688 Investments Ltd.(6)	250,000	250,000	—	—
Admiralt Investment Inc.(7)	50,000	50,000	—	—
610670 B.C. Ltd.(8)	250,000	250,000	—	—
Geoffrey Goodall	25,000	25,000	—	—
Ronald Chong	40,000	40,000	—	—
David Yue	100,000	100,000	—	—
DRS Investments Ltd.(9)	1,500,000	1,500,000	—	—
James E. Yates	50,000	50,000	—	—
Stephen O'Neil	62,500	62,500	—	—
Michelle O'Neil	62,500	62,500	—	—
Brad Merecer	50,000	50,000	—	—
Susan Hand	125,000	125,000	—	—
HighTech International S.A.(10)	50,000	50,000	—	—
34911 B.C. Ltd.(11)	59,500	59,500	—	—
Lindsay Semple	15,500	15,500	—	—
Canaccord Capital Corp.(12)	37,500	37,500	—	—

*	Based on 134,416,172 shares of our common stock outstanding as of October 21, 2008.
(1)	Werner Keicher has voting and dispositive power over the shares held by Aton Ventures Fund Ltd.
(2)	Brian Wilson has voting and dispositive power over the shares held by Rocknest Corp.
(3)	Curtis Redel has voting and dispositive power over the shares held by Corville Leasenbacher Investments, Inc.
(4)	P. M. Kains has voting and dispositive power over the shares held by Kaimar Investment Corp.
(5)	Ken Dugger has voting and dispositive power over the shares held by Fastboyz Ventures Ltd.
(6)	Michael Louie has voting and dispositive power over the shares held by 3688 Investments Ltd.
(7)	Phillip Durell has voting and dispositive power over the shares held by Admiralt Investment Inc.
(8)	Dan Mosher has voting and dispositive power over the shares held by 610670 B.C. Ltd.
(9)	Ed Sampson has voting and dispositive power over the shares held by DRS Investments Ltd.
(10)	Joylan Gulfston has voting and dispositive power over the shares held by HighTech International S.A.
(11)	Greg Ledding has voting and dispositive power over the shares held by 34911 B.C. Ltd.
(12)
Canaccord Capital Corp., or Canaccord, is a broker-dealer. Canaccord obtained the shares being registered for resale as compensation for services rendered in connection with a private placement offering of shares of our common stock. Ken Macpherson has voting and dispositive power over the shares held by Canaccord.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock being offered under this prospectus on the OTC Bulletin Board, or any other stock exchange, market or trading facility on which shares of our common stock are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when disposing of shares:

•	directly by any selling stockholder to one or more purchasers;

•	ordinary brokerage transactions and transactions in which the broker—dealer solicits purchasers;

•	block trades in which the broker—dealer will attempt to sell the shares as agent but may position and resell a portion of the blocks as principal to facilitate the transaction;

•	purchases by a broker—dealer as principal and resale by the broker—dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the date of this prospectus;

•	broker—dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any of these methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. The selling stockholders have the sole and absolute discretion not to accept any purchase offer or to make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

Broker—dealers engaged by the selling stockholders may arrange for other broker—dealers to participate in sales. Broker—dealers may receive commissions or discounts from the selling stockholders (or, if any broker—dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of our common stock owned by them and, if they default in the performance of their secured obligations, the pledge or secured parties may offer and sell the shares of our common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee, donee or other successors-in-interest as selling stockholders under this prospectus.

The selling stockholders and any broker—dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales. In such event, any commissions received by these broker—dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Any broker-dealers or agents that are deemed to be underwriters may not sell shares offered under this prospectus unless and until we set forth the names of the underwriters and the material details of their underwriting arrangements in a supplement to this prospectus or, if required, in a replacement prospectus included in a post-effective amendment to the registration statement of which this prospectus is a part. The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

The selling stockholders and any other person participating in the sale or distribution of the shares offered under this prospectus will be subject to applicable provisions of the Exchange Act, and the rules and regulations promulgated under that act, including Regulation M. These provisions may restrict activities of, and limit the timing of purchases and sales of any of the shares by, the selling stockholder or any other person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and other activities with respect to those securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

If any of the shares of common stock offered for sale pursuant to this prospectus are transferred other than pursuant to a sale under this prospectus, then subsequent holders could not use this prospectus until a post-effective amendment or prospectus supplement is filed, naming such holders. We offer no assurances as to whether any of the selling stockholders will sell all or any portion of the shares offered under this prospectus.

We have agreed to pay all fees and expenses we incur incident to the registration of the shares being offered under this prospectus. However, each selling security holder and purchaser is responsible for paying any discounts, commissions and similar selling expenses they incur.

We and the selling stockholders have agreed to indemnify one another against certain losses, damages and liabilities arising in connection with this prospectus, including liabilities under the Securities Act.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On February 22, 2007, Morgan & Company, or Morgan, notified us that they would resign as our principal independent registered public accounting firm, effective upon our appointment of a successor firm.

On March 6, 2007, our board of directors engaged Kabani & Company, Inc., or Kabani, to serve as our principal independent registered public accounting firm, effective as of such date.

The audit reports, or Audit Reports, of Morgan on our financial statements for the fiscal years ended May 31, 2006 and 2005 contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles, except as follows: the Audit Report dated August 4, 2006 for the fiscal year ended May 31, 2006 contained a qualification as to uncertainty.

During the period from June 1, 2005 to the date hereof, there have been no disagreements between us and Morgan on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures which, if not resolved to Morgan’s satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its reports.

We provided Morgan with a copy of these disclosures and requested that Morgan furnish us with a letter addressed to the SEC stating whether Morgan agreed with the statements that we made. The letter from Morgan is attached as Exhibit 16.1 to our Current Report on Form 8-K filed with the SEC on March 12, 2007.

As part of its engagement as our independent registered public accounting firm, Kabani conducted a review of our balance sheet for the period ended February 28, 2007, and the related statements of operations and cash flows for the nine-month period ending February 28, 2007.

During the period from June 1, 2005 to the date of Kabani’s engagement, neither we, nor anyone acting on our behalf, consulted with Kabani regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, or (ii) any of the matters or events set forth in Item 304(a)(2)(ii) of Regulation S−B.

LEGAL MATTERS

The validity of the issuance of the common stock offered hereby will be passed upon for us by Stradling Yocca Carlson & Rauth, a Professional Corporation, Newport Beach, California.

EXPERTS

Kabani & Company, Inc., independent registered public accounting firm, has audited the balance sheet of KAL Energy, Inc. as of May 31, 2008, and the related statements of operations, stockholders' equity, and cash flows for the years ended May 31, 2008 and 2007, as set forth in their report, which is included in this prospectus and elsewhere in the registration statement. Such consolidated financial statements are included herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S−1 under the Securities Act with respect to the shares of our common stock offered hereby. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information regarding our common stock and our company, please review the registration statement, including the exhibits, schedules and reports filed as a part thereof. Statements in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement set forth the material terms of such contract or other document but are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

We are also subject to the informational requirements of the Exchange Act which requires us to file annual reports, quarterly reports, current reports, proxy statements and other information with the SEC. Such periodic reports, current reports, proxy statements and other information along with the registration statement, including the exhibits and schedules thereto, may be inspected at public reference facilities of the SEC at 100 F Street N.E., Washington D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC at prescribed rates. You may call the SEC at 1−800−SEC−0330 for further information on the operation of the public reference room. Because we file documents electronically with the SEC, you may also obtain this information by visiting the SEC’s Internet website at http://www.sec.gov .

FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Kal Energy, Inc.

We have audited the accompanying balance sheets of Kal Energy, Inc. as of May 31, 2008, and the related statements of operations, stockholders' deficit, and cash flows for the years ended May 31, 2008 and 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of May 31, 2008, and the results of its operations and its cash flows for the year ended May 31, 2008 and 2007, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company had incurred cumulative losses of $14,418,100 and net losses of $10,647,276 for the year ended May 31, 2008. In addition, the companies right to exploit its mining interest expires on September 14, 2008, there is no assurance that a renewal will occur. These factors raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 1. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Kabani & Company, Inc.

Los Angeles, California
August 31, 2008

KAL ENERGY INC.
(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEET
AS OF MAY 31, 2008

Current assets:
Cash & cash equivalents	$1,944,567
Other receivable	75,945
Prepaid expenses and other current assets	123,307
Total Current Assets	2,143,819

Intangible Assets, net	6,613,326

TOTAL ASSETS	$8,757,144

LIABILITIES & STOCKHOLDERS’ DEFICIT

Current liabilities:
Accounts payable and accrued liabilities	$597,459
Shares to be issued	700,000
Total current liabilities	1,297,459

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ DEFICIT

Common Stock
$0.0001 par value; 500,000,000 shares authorized;
134,687,004 issued and outstanding	13,469
Additional paid-in capital	21,904,316
Subscription receivable	(40,000)
Deficit accumulated during the exploration stage	(14,418,100)
Total Stockholders' Deficit	7,459,685

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$8,757,144

The accompanying notes are an integral part of these consolidated financial statements

KAL ENERGY INC.
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

			FOR
			THE CUMULATIVE
			PERIOD FROM
	FOR THE YEARS ENDED		FEBRUARY 21, 2001
	MAY 31		(INCEPTION)
	2008	2007	TO MAY 31, 2008

Net Revenue	$—	$—	$—

Operating Expenses
Exploration expenditures	3,140,838	1,228,807	4,389,655
Stock based compensation expense	4,883,059	1,301,372	6,184,431
General and administrative expenditures	1,980,357	552,025	2,542,218
Professional and consulting fees	732,921	642,835	1,423,132
Total Operating Expenses	10,736,725	3,725,039	14,539,436

Other income:
Consulting services	71,880	—	71,880
Interest income	17,569	31,887	49,456
Total Other Income	89,449	31,887	121,336

Net Loss	$(10,647,276)	$(3,693,152)	$(14,418,100)

Loss Per Share, basic and diluted	$(0.10)	$(0.06)

*Weighted Average Number Of Common Shares Outstanding, basic and diluted	103,975,510	59,430,964

* Basic and diluted weighted average number of shares are equivalent as the effect of dilutive securities is anti-dilution.

The accompanying notes are an integral part of these consolidated financial statements

KAL ENERGY INC.
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

			FOR
			THE CUMULATIVE
			PERIOD FROM
	FOR THE YEARS ENDED		FEBRUARY 21, 2001 (INCEPTION)
	MAY 31		TO MAY 31,
	2008	2007	2008
Cash Flows From Operating Activities:
Net loss	$(10,647,276)	$(3,693,152)	$(14,418,100)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock based compensation expense	4,883,059	1,301,372	6,184,431
Stock issued for consulting services	38,750	222,500	261,250
Amortization expense	354,285	118,095	472,380
Allowance for bad debt - notes receivable	362,656	—	362,656
Increase in accounts receivable	(75,945)	—	(75,945)
Increase in prepaid expenses and other current assets	(57,850)	(56,781)	(128,631)
Increase in accounts payable and accrued liabilities	230,724	76,514	315,363
Net cash used in operating activities	(4,911,598)	(2,031,453)	(7,026,596

Cash Flows From Investing Activities:
Cash of acquired subsidiary	—	201,054	201,054
Cash investment in subsidiary	—	(10,000)	(10,000)
Net cash provided by investing activities	—	191,054	191,054

Cash Flows From Financing Activities:
Advances from shareholder	75,000	10,000	117,820
Payments to shareholders against advances	(75,000)	(42,820)	(117,820)
Debt repayment	—	(198,000)	(198,000)
Advances on note receivables	(50,000)	(703,995)	(753,995)
Proceeds from issuance of common stock	6,176,539	3,503,000	9,732,103
Net cash provided by financing activities	6,126,539	2,568,185	8,780,108

Increase In Cash & Cash Equivalents	1,214,941	727,786	1,944,567
Cash & Cash Equivalents, Beginning Of Period	729,626	1,840	—
Cash & Cash Equivalents, End Of Period	1,944,567	729,626	1,944,567

Supplemental Disclosure Of Cash Flow Information
Cash paid for:
Interest	$—	$—	$—
Income taxes	$—	$—	$—
Supplemental Disclosure of Non Cash Transactions
Shares issued to acquire subsidiary	$—	$—	$6,400,000

The accompanying notes are an integral part of these consolidated financial statements

KAL ENERGY INC.
(An Exploration Stage Company)

STATEMENT OF STOCKHOLDERS’ EQUITY DEFICIENCY
FOR THE PERIOD FROM INCEPTION, FEBRUARY 21, 2001, TO MAY 31, 2008

					ACCUMULATED
	COMMON STOCK				DEFICIT
			ADDITIONAL		DURING THE
			PAID-IN	SUBSCRIPTION	EXPLORATION
	NUMBER	AMOUNT	CAPITAL	RECEIVABLE	STAGE	TOTAL
Issuance of common stock for cash
Founders’ shares	40,000,000	$1,000	$—	$—	$—	$1,000.00
Initial shares	6,875,272	3,688	47,877	—	—	51,565
Net loss for the period	—	—	—	—	(35,809)	(35,809)
Balance, May 31, 2001	46,875,272	4,688	47,877	—	(35,809)	16,756
Net income for the year	—	—	—	—	15,723	15,723
Balance, May 31, 2002	46,875,272	4,688	47,877	—	(20,086)	32,479
Net loss for the year	—	—	—	—	(16,847)	(16,847)
Balance, May 31, 2003	46,875,272	4,688	47,877	—	(36,933)	15,632
Net loss for the year	—	—	—	—	(18,846)	(18,846)
Balance, May 31, 2004	46,875,272	4,688	47,877	—	(55,779)	(3,214)
Net loss for the year	—	—	—	—	(11,544)	(11,544)
Balance, May 31, 2005	46,875,272	4,688	47,877	—	(67,323)	(14,758)
Net loss for the year	—	—	—	—	(10,348)	(10,348)
Balance, May 31, 2006	46,875,272	4,688	47,877	—	(77,671)	(25,106)
Merger with Thatcher Mining Pte. Ltd.	32,000,000	3,200	6,396,800		—	6,400,000
Stock issued for cash	17,615,000	1,762	3,501,239		—	3,503,000
Stock issued for services	1,112,500	111	222,389		—	222,500
Issuance of shares under stock compensation plan	125,000	13	342,488		—	342,500
Stock based compensation expense	—	—	958,872		—	958,872
Net loss for the year	—	—	—		(3,693,152)	(3,693,152)
Balance, May 31, 2007	97,727,772	9,773	11,469,664	—	(3,770,823)	7,708,614
Stock issued for cash	34,957,600	3,496	5,473,042	—	—	5,476,528
Stock issued for services	55,000	6	38,745	—	—	38,750
Issuance of shares under stock compensation plan	1,946,700	195	674,909	(40,000)	—	635,104
Stock options granted to employees	—	—	4,247,957	—	—	4,247,957
Net loss for the year	—	—	—	—	(10,647,276)	(10,647,276)
Balance, May 31, 2008	134,687,072	$13,469	$21,904,316	$(40,000)	$(14,418,100)	$7,459,685

The accompanying notes are an integral part of these consolidated financial statements

KAL ENERGY, INC. AND SUBSIDIARY
 (An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  NATURE OF OPERATIONS AND GOING CONCERN

a)  Organization and Change of Name

Kal Energy, Inc. (formerly, Patriarch, Inc.) (“the Company” or “We”) was incorporated on February 21, 2001 in the State of Delaware. On November 14, 2006, the Company’s stockholders voted to amend the Company’s Articles of incorporation to change the Company’s name to KAL Energy, Inc. This amendment took effect on December 20, 2006. The Company was formed for the purpose of acquiring and developing exploration stage natural resource properties. The Company is in the exploration stage. The Company’s operations are carried out by its wholly owned subsidiary, Thatcher Mining Pte. Ltd, a corporation formed under the laws of the Republic of Singapore on June 8, 2006 (“Thatcher”) and acquired by the Company on February 9, 2007. The Company formed PT Kubar Resources (“Kubar”), a limited liability foreign investment (PMA) company corporation under the laws of the Republic of Indonesia on April 12, 2007, and completed its registration on June 6, 2007. Kubar is owned 99% by Thatcher and 1% by the Company, making it a wholly owned subsidiary of the Company. The Company acquired Finchley Resources Pte. Ltd. (Finchley), a corporation formed under the laws of the Republic of Singapore on September 12, 2007.

b)  Exploration Activities

The Company has been in the exploration stage since its formation and has not yet realized any revenues from its planned operations. The Company is currently seeking opportunities for profitable operations. Costs related to locating coal deposits and determining the extractive feasibility of such deposits are expensed as incurred until a defined reserve is obtained.

c) Going Concern

The Company’s consolidated financial statements have been prepared on a going concern basis, which contemplate the realization of assets and satisfaction of liabilities in the normal course of business.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company had incurred cumulative losses of $14,418,100 and net losses of $10,647,276 for the year ended May 31, 2008. In addition, the right to exploit its mining interest expire on September 14, 2008, there is no assurance that a renewal is assured. These factors raise substantial doubt about Company’s ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty or recoverability and classification of recorded assets amounts, or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Management has taken the following steps to revise its operating and financial requirements, which it believes are sufficient to provide the Company with the ability to continue as a going concern. Management devoted considerable effort from inception through the year ended May 31, 2008, towards (i) obtaining additional equity (ii) management of accrued expenses and accounts payable (iii) searching for a suitable strategic partner. Management believes that the above actions will allow the Company to continue operations through the next fiscal year. The management has initiated the process to renew the license.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying interim condensed consolidated financial statements are prepared in accordance with rules set forth in Regulation SB promulgated by the Securities and Exchange Commission. Accordingly, these statements do not include all disclosures required under generally accepted accounting principles and should be read in conjunction with the audited financial statements included in the Company's Form 10-KSB for the fiscal year ended May 31, 2008. In the opinion of the Company’s management, all adjustments consisting of normal recurring accruals have been made to the financial statements.

Principles of consolidation

The accompanying condensed consolidated financial statements include the accounts of Kal Energy, Inc. the accounts of its wholly owned subsidiaries, Thatcher, PT Kubar and Finchley, and the accounts of the variable interest entities, PT. Bunyut Bara Mandiri and PT. Graha Panca Karsa (Note 11), collectively “the Company”. All significant inter-company transactions and accounts have been eliminated in consolidation.

Use of estimates

The preparation of financial statements is in conformity with generally accepted accounting principles which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basic and diluted net loss per share

Net loss per share is calculated in accordance with the Statement of financial accounting standards No. 128 (SFAS No. 128), "Earnings per share". SFAS No. 128 superseded Accounting Principles Board Opinion No.15 (APB 15). Net loss per share for all periods presented has been restated to reflect the adoption of SFAS No. 128. Basic net loss per share is based upon the weighted average number of common shares outstanding. Diluted net loss per share is based on the assumption that all dilutive convertible shares and stock options were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period.

Intangible Assets

The Company evaluates intangible assets, goodwill and other long-lived assets for impairment, at least on an annual basis and whenever events or changes in circumstances indicate that the carrying value may not be recoverable from its estimated future cash flows. Recoverability of intangible assets, other long-lived assets and, goodwill is measured by comparing their net book value to the related projected undiscounted cash flows from these assets, considering a number of factors including past operating results, budgets, economic projections, market trends and product development cycles. If the net book value of the asset exceeds the related undiscounted cash flows, the asset is considered impaired, and a second test is performed to measure the amount of impairment loss. Potential impairment of goodwill after July 1, 2002 is being evaluated in accordance with SFAS No. 142. The SFAS No. 142 is applicable to the financial statements of the Company beginning July 1, 2002.

Recent pronouncements

In September 2006, FASB issued SFAS 157 ‘Fair Value Measurements’. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The management is currently evaluating the effect of this pronouncement on financial statements.

In September 2006, FASB issued SFAS 158 ‘Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)’ This Statement improves financial reporting by requiring an employer to recognize the over funded or under funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. An employer without publicly traded equity securities is required to recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after June 15, 2007. However, an employer without publicly traded equity securities is required to disclose the following information in the notes to financial statements for a fiscal year ending after December 15, 2006, but before June 16, 2007, unless it has applied the recognition provisions of this Statement in preparing those financial statements:

a.  A brief description of the provisions of this Statement

b.  The date that adoption is required

c.  The date the employer plans to adopt the recognition provisions of this Statement, if earlier.

The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. The management is currently evaluating the effect of this pronouncement on financial statements.

In February 2007, FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. FAS 159 is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted subject to specific requirements outlined in the new Statement. Therefore, calendar-year companies may be able to adopt FAS 159 for their first quarter 2007 financial statements.

The new Statement allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item's fair value in subsequent reporting periods must be recognized in current earnings. FAS 159 also establishes presentation and disclosure requirements designed to draw comparison between entities that elect different measurement attributes for similar assets and liabilities. The management is currently evaluating the effect of this pronouncement on financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements”. This Statement amends ARB 51 to establish accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 160 is effective for the Company’s fiscal year beginning October 1, 2009. Management is currently evaluating the effect of this pronouncement on financial statements.

In March 2008, the FASB issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The new standard also improves transparency about the location and amounts of derivative instruments in an entity’s financial statements; how derivative instruments and related hedged items are accounted for under Statement 133; and how derivative instruments and related hedged items affect its financial position, financial performance, and cash flows. Management is currently evaluating the effect of this pronouncement on financial statements.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations”. This Statement replaces SFAS No. 141, Business Combinations. This Statement retains the fundamental requirements in Statement 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement also establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) will apply prospectively to business combinations for which the acquisition date is on or after Company’s fiscal year beginning October 1, 2009. While the Company has not yet evaluated this statement for the impact, if any, that SFAS No. 141(R) will have on its consolidated financial statements, the Company will be required to expense costs related to any acquisitions after September 30, 2009. The management is currently evaluating the effect of this pronouncement on financial statements.

In May of 2008, FASB issued SFASB No.162, “The Hierarchy of Generally Accepted Accounting Principles”. The pronouncement mandates the GAAP hierarchy reside in the accounting literature as opposed to the audit literature. This has the practical impact of elevating FASB Statements of Financial Accounting Concepts in the GAAP hierarchy. This pronouncement will become effective 60 days following SEC approval. The Company does not believe this pronouncement will impact its financial statements.

In May of 2008, FASB issued SFASB No. 163, “Accounting for Financial Guarantee Insurance Contracts-an interpretation of FASB Statement No. 60”. The scope of the statement is limited to financial guarantee insurance (and reinsurance) contracts. The pronouncement is effective for fiscal years beginning after December 31, 2008. The Company does not believe this pronouncement will impact its financial statements.

3.  OTHER RECEIVABLE

At May 31, 2008, the Company had $75,945 of other receivable related to the outsourcing of exploration personnel.

4.  NOTES RECEIVABLE

As of May 31, 2008, the Company has two note receivables of $150,000 and $175,000 from two unrelated parties. The note receivables are both pledged by the shares to be purchased by the notes, with an interest rate of twelve month LIBOR plus 5%, and due on demand. The Company has accrued $37,656 of interest against this loan. Subsequent to the fiscal year end, the Company has not received confirmation from the holders of the notes. As such, the Company has commenced a change in the ownership of GPK and BBM in accordance with the terms of the share pledge agreements. The Company is in the process of selling the notes to third parties. Article 127 of Company Law requires that any change of more than 50% shareholding requires a newspaper announcement, with closing to occur no earlier than 30 days post-the announcement. The Company expects to complete these transactions in the next 45 days. Up until the time the notes are transferred, the Company is placing a reserve against the entire balance of the notes. Once the transfer is completed and the notes are assumed by new parties, the Company will reevaluate the value of the notes and the carrying amount of the reserve, if any. (see note 16) As at May 31, 2008, the Company based upon its evaluation of the notes, has provided an allowance for bad debts against the Notes receivable amounting to $362,656.

Loan advances	325,000
Accrued interest	37,656
Loan balance	362,656
Reserve	(362,656)
Total	-

5.  PREPAID EXPENSES AND DEPOSITS

Prepaid expenses and deposits at May 31, 2008 are as follows:

Prepaid expenses	$111,542
Deposits	11,765
$123,307

Prepaid expenses include $39,780 of prepaid insurance, $27,165 for employee advances, $21,652 of withholding tax receivables, $18,281 prepayments for rental, and $4,664 of other prepaid expenses.

Deposits include $11,765 for rental deposit.

6.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued expenses at May 31, 2008 are as follows:

Accounts payable	$424,847
Accrued expenses	172,612
$597,459

As of May 31, 2008, the Company owed the following amounts to related parties for expenses incurred in the normal course of business, included in the totals above:

Officers & Directors
Martin Hurley	$32,943
Jorge Nigaglioni	3,154
William Bloking	16,341
Antonio Varano	3,061
Related Parties
Asia Consultancy Pte Ltd	(934)
$54,565

The above payables are noninterest bearing, unsecured and due on demand.

7.  INTANGIBLE ASSETS

The Company entered into two Investment and Cooperation agreements with PT Graha Panca Karsa (“PT GPK”) and PT Bunyut Bara Mandiri (“PT BBM”). Pursuant to these agreements, the Company will provide mining services in exchange for a share of revenues derived from any coal sales. The Company shall be entitled to all net proceeds from the sale of minerals arising out of the project, save for a 1% net smelter royalty. The Company has recorded this asset at its fair value, based upon purchase method of accounting for the acquisition (See note 10), of $7,085,706 and is being amortizing over 20 years.

Gross Value of Agreements	$7,085,706
Amortization	(472,380)
Net Intangible assets	$6,613,326

Amortization expenses for the Company’s intangible assets over the next five years ending May 31, is estimated to be:

2009	$354,285
2010	354,285
2011	354,285
2012	354,285
2013	354,285
After	4,814,901
Total	$6,613,326

8.   RELATED PARTY TRANSACTIONS

During the year the company used the services of Mining House Ltd. for IT and administrative services. Three of our directors and two of our former chief executive officers, one of whom is also the sole shareholder of Mining House Ltd., are directors in the service company. Payments for such services during the year ended May 31, 2008 amounted to $388,249.

The Company has a rental and services agreement with PB Commodities (“PBC”) for office space and the use of certain personnel in Singapore. “PBC” is owned by Essendon Capital Ltd, a shareholder of KAL. Rental and service payments made under this agreement totaled $137,807 for the year ended May 31, 2008.

The Company used Asia Consultancy Group Pte Ltd. (“ACG”) for exploration consulting services. ACG is owned by PB Commodities. Total payments made for the year ended May 31, 2008 totaled $463,779.

The Company entered into a Loan Agreement with Concord on September 28, 2007, for $50,000.  The loan carries no interest and is payable in full upon demand by Concord. Concord will provide notice of up to 90 days, after which time payment will be made.  This loan was repaid on February 14, 2008.

The Company entered into a Loan Agreement with Laith Reynolds, the Company’s Chairman of the Board and a stockholder of the Company, on November 28, 2007, for $25,000.  The loan carries no interest and is payable in full upon demand by Mr. Reynolds, after completion of the first US$ 3,000,000 in the most recent private placement.  This loan was repaid on December 30, 2007.

 9.  SHAREHOLDER’S EQUITY

During the fiscal year ended May 31, 2008, the Company issued 34,957,600 shares for cash as part of private placement and has 4,666,667 shares to be issued as of May 31, 2008. Year to date, the Company has raised $6,528,009 for a total of 39,624,233 shares. The Company incurred $351,471 in finders fees related to this transaction, for a net raise of $6,176,538. Subsequent to the year end, the Company agreed to issue an aggregate of 4,062,500 additional shares of common stock to a group of shareholders that participated in a previous private placement (see note 16).

During the fiscal year ended May 31, 2007, the Company issued 17,615,000 voting common shares for total of $3,523,000. The issuance is recorded net of the expenses and payments of the fund raising expenses. The direct costs related to this stock sale, including legal and professional fees, were deducted from the related proceeds and the net amount in excess of par value was recorded as additional paid-in capital. In conjunction with the completion of the private placement offering, the Company paid legal expenses of $20,000 in cash The Company also issued 1,112,500 shares of restricted stock valued at $222,500 as consulting fees.

The Company also affected a 4 for 1 stock split on December 20, 2006. The stock split resulted in an additional 35,341,454 voting common shares, resulting in 47,375,272 post-split shares outstanding (11,843,818 pre-split shares). All of the shares have been retroactively restated.

On January 18, 2007, the board of directors approved an amendment to the Company’s Certificate of Incorporation increasing the number of authorized shares off common stock from 100,000,000 to 500,000,000. On January 19, 2007, shareholders of record holding a majority of the currently issued and outstanding common stock approved the amendment. The amendment became effective on March 2, 2007.

On April 12, 2007, the board of directors approved the 2007 Stock Incentive Plan for employees and outside contractors (the “SIP”). The Company authorized 12,000,000 shares for use in the SIP. The Company granted As of February 29, 2008, 825,833 shares and 2,737,500 options had vested under the SIP. The Company has issued 455,000 shares from the SIP in 2007 as follows:

Quarter Ended	Shares Issued
August 31, 2007	205,000
November 30, 2007	—
February 29, 2008	250,000
May 31, 2008	1,491,666
1,946,666

See note 12 for the description of the SIP and the valuation assumptions.

10.  BUSINESS COMBINATION

On September 12, 2007, the Company acquired the operations of Finchley. The transaction was transfer from the shareholder of Finchley to the Company at a nominal value. Finchley had no assets and only had expenses from its incorporation. The entity was acquired for the purpose of conducting exploration in Mongolia. No separate pro-forma financial information is presented as the amounts involved were immaterial.

On December 29, 2006, the Company entered into an Agreement and Plan of Reorganization (the “Reorganization Agreement”) with Thatcher. Upon the closing under the Reorganization Agreement on February 9, 2007, the shareholders of Thatcher delivered all of their equity interests in Thatcher to the Company in exchange for shares of common stock in the Company, as a result of which Thatcher became a wholly-owned subsidiary of the Company (the “Reorganization”).

Pursuant to the Reorganization Agreement, at the closing, shareholders of Thatcher received 4,000,000 shares of the Company’s common stock for each issued and outstanding common share of Thatcher. As a result, at the closing, the Company issued 32,000,000 shares of its common stock to the former shareholders of Thatcher.

In addition, simultaneously with closing under the Reorganization Agreement, the Company completed a private placement offering of a total of 17,615,000 shares of the Company’s common stock for aggregate proceeds to the Company of $3,523,000 (the “Private Placement”). As of February 28, 2007, 17,115,000 shares were issued and $3,423,000 cash was received. In conjunction with completion of the Private Placement, the Company paid consulting fees of $68,000 and legal expenses of $20,000 in cash, and also issued a total of 1,112,500 shares of restricted stock as compensation for certain legal services and as payment of consulting fees.

The acquisition was accounted under the Purchase method of accounting. The results of the Company include the results of Thatcher as of February 9, 2007, through the closing of the Reorganization Agreement. The cost of the acquisition was $6,400,000 and goodwill $6,421,929 is recorded.

The following table presents the allocation of the acquisition cost to the assets acquired and liabilities assumed:

Cash	$201,054
Notes receivable	187,424
Prepaid expenses and other current assets	19,907
Intangible assets	12,718,168
Total Assets	$13,126,553

Accounts payable and accrued liabilities	$271,091
Notes payable	198,000
Total liabilities	$469,091

Net asset acquired	$12,657,462

Consideration paid:
Total cost of investment	$7,025,000
Total Acquisition cost	$12,657,462
Negative goodwill	$(5,632,562)

The Company has reduced the recorded value of the intangible assets acquired, by the negative goodwill of $5,632,462. The purchase price allocation for Thatcher acquisition is based on the fair value of assets acquired and liabilities assumed. Immediately after the execution of the definitive agreement, the Company obtained effective control over Thatcher. Accordingly, the operating results of Thatcher have been consolidated with those of the Company starting February 9, 2007.

In accordance with paragraph 44 of SFAS 142, any excess of cost over net assets acquired shall be allocated as a pro rata reduction of the amounts that otherwise would have been assigned to all of the acquired assets except financial assets other then investments accounted for by the equity method, assets to be disposed of by sale, deferred tax assets, prepaid assets relating to pension or other postretirement benefit plans and any other current assets.

The value of the shares issued by the Company in connection with this acquisition exceeded the fair market value of the net assets acquired. Thus, “negative goodwill” generated was allocated to reduce the cost of the non-current assets acquired.

The pro forma information below shows the impact of Thatcher’s operations on the Company’s results as if it had been combined at the beginning of the year ended May 31, 2008 and 2007 and the period from inception to May 31, 2007, respectively.

Statement of Operations	May 31, 2008	May 31, 2007	Cumulative Period From Inception February 21, 2001 to May 31, 2008
	(unaudited)	(unaudited)	(unaudited)

Revenue	$—	$—	$—

Expenses
Exploration expenditures	3,140,838	1,731,071	4,891,909
Stock based compensation expense	4,883,059	1,301,372	6,184,431
Professional and consulting fees	732,921	735,903	1,516,210
General and administrative expenditures	1,979,907	594,257	2,584,449
Total Expenses	(10,736,725)	(4,362,603)	(15,176,999)

Interest and Other Income	89,449	33,539	122,988

Net Loss	$(10,647,276)	$(4,329,064)	$(15,054,011)

Earnings Per Share
Basic	$(0.10)	$(0.01)

11.  VARIABLE INTEREST ENTITY

The Company has adopted FASB Interpretation No. 46R "Consolidation of Variable Interest Entities" ("FIN 46R"), an Interpretation of Accounting Research Bulletin No. 51. FIN 46R requires a Variable Interest Entity (VIE) to be consolidated by a company if that company is subject to a majority of the risk of loss for the VIE or is entitled to receive a majority of the VIE's residual returns. VIEs are those entities in which the Company, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with ownership of the entities, and therefore the company is the primary beneficiary of these entities. Acquisitions of subsidiaries or variable interest entities are accounted for using the purchase method of accounting. The results of subsidiaries or variable interest entities acquired during the year are included in the consolidated income statements from the effective date of acquisition.

ACCOUNTING AFTER INITIAL MEASUREMENT OF VIE - Subsequent accounting for the assets, liabilities, and non-controlling interest of a consolidated variable interest entity are accounted for as if the entity were consolidated based on voting interests and the usual accounting rules for which the VIE operates are applied as they would to a consolidated subsidiary as follows:

•	carrying amounts of the VIE are consolidated into the financial statements of the Company as the primary beneficiary (referred as "Primary Beneficiary" or "PB");

•	inter-company transactions and balances, such as revenues and costs, receivables and payables between or among the Primary Beneficiary and the VIE(s) are eliminated in their entirety; and
•	because there is no direct ownership interest by the Primary Beneficiary in the VIE, equity of the VIE is eliminated with an offsetting credit to minority interest.

INITIAL MEASUREMENT OF VIE- The Company initially measures the assets, liabilities, and non-controlling interests of the VIEs at their fair values at the date of the acquisitions.

At May 31, 2007, the company provided funds to two individuals for their purchase of 1,000,000 or 100% of the 1,000,000 outstanding shares of PT Graha Panca Karsa (“PT GPK”) and 1,000,000 or 100% of the 1,000,000 outstanding shares of PT Bunyut Bara Mandiri (“PT BBM”), exploration stage companies involved in the exploration of coal concessions in East Kalimantan, Indonesia.   The Company has been the sole source of funding to the shareholders of PT GPK since 2006 to acquire the shares in PT GPK through advances made under a loan agreement.  Such advances totaled $175,000 for the shareholders of PT GPK and $150,000 for the shareholders of PT BBM, at May 31, 2008. These advance were part of notes receivable (See note 4) and fully provided for as there is uncertainty about the recoverability of these advances. The Company is considered the primary beneficiary as it stands to absorb the majority of the VIE’s expected losses.

As of May 31, 2008, the Company has consolidated PT GPK and PT BBM’s financial statements for the year then ended in the accompanying financial statements. PT GPK and PT BBM did not have any operations through May 31, 2008.

12.  STOCK BASED COMPENSATION EXPENSE

Description of Stock-Based Compensation Plan

Stock Incentive Plan (SIP) Effective April 27, 2007, we adopted the SIP. Under the provisions of the SIP, the company may grant stock options, stock appreciation rights, restricted stock, restricted stock units and stock awards to our officers, directors and key employees, as well as to consultants and other persons who provide services to us. The SIP has a maximum contractual term of ten years. As of May 31, 2008, securities authorized and available for issuance in connection with our SIP were 9,558,333. Under the terms of the SIP, in no event shall the number of shares authorized for issuance in connection with the SIP exceed 12 million shares.

Valuation Assumptions

For all periods presented, the fair value of stock-based compensation made under the SIP was estimated using the Black-Scholes option pricing model.

The weighted average assumptions used for options granted, ESPP purchases and the LTPP in 2008 and 2007 was as follows:

	2008	2007
Stock Option Plan
Risk-free interest rate	3.08%	4.67%
Dividend yield	0%	0%
Volatility	122%	91%
Expected life	10 years	10 years

We used a historical volatility assumption to derive our expected volatility assumption. We also considered that this is an exploration phase enterprise and as such, the expected volatility should be higher than that of established mining companies. The same applies to our assumption regarding the expected life of our options. The early stage of our Company makes us assume a conservative position that it will take longer for the options to achieve their value.

Stock-Based Payment Award Activity

The following table summarizes equity share-based payment award activity in 2008 and 2007:

	Available For Grant	Shares	Weighted Average Exercise Plan	Aggregate Intrinsic Value
Outstanding at May 31, 2007	1,225,000	10,650,000	$1.44	$0
Granted	-2,865,000	2,865,000	$0.29
Exercised	—	-2,001,667	$0.38
Cancelled	4,081,667	-4,081,667	—
Plan Shares Expired	—	—	—
Outstanding at May 31, 2008	2,441,667	7,431,667	$1.28	$0

4,081,667 stock options were forfeited or cancelled during the year ended May 31, 2008. No stock options expired during the year ended May 31, 2008. No stock or options were forfeited, cancelled or expired during the year ended May 31, 2007.

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$ 0.30-$0.50	6,040,000	9.2	$0.45	3,776,083	9.2	$0.23

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value, based on the company's closing stock price of $0.27 on May 31, 2008, which would have been received by award holders had all award holders exercised their awards that were in-the-money as of that date. There were no in-the-money stock option awards exercisable on May 31, 2008. The Company has not received any cash under the plan as no options have been exercised as of May 31, 2007. The Company recorded $4,247,957 for stock based compensation expense and $635,104 for the shares issued as compensation from the plan during the year ended May 31, 2008.

13.  EXPLORATION EXPENDITURES

In 2006, Thatcher commenced exploration in properties in Kalimantan, Indonesia. Exploration expenses were performed by outside contractors, who billed all resources used individually between manpower, travel, equipment rentals, phone and other expenses. The bulk of all expenditures was manpower, including the chief geologist, operations manager, site manager and site personnel from various contractors, who were utilized to make preliminary assessments of the properties providing mining services for initial property assessment and preparing for the phase I drilling program. The initial measurements of the quantity and quality of coal seams were made on two properties in East Kalimantan, Indonesia and a study of the logistics for processing the coal in site and delivering it to customers was completed. Site expenses include all site maintenance costs as well as operating costs such as fuel and camps.

	Year Ended May 31, 2008	Year Ended May 31, 2007
Manpower	$1,552,421	$500,325
Site Expenses	816,333	407,740
Equipment	481,205	178,899
Travel	290,879	141,843
	$3,140,838	$1,228,807

14.  INCOME TAXES

The Company is registered in the State of Delaware and has operations in primarily two tax jurisdictions - the Singapore and the United States. For operations in the United States of America and the Singapore, the Company has incurred net accumulated operating losses for income tax purposes The Company believes that it is more likely than not that these net accumulated operating losses will not be utilized in the future. Therefore, the Company has provided full valuation allowance for the deferred tax assets arising from the losses at these locations as of May 31, 2008. Accordingly, the Company has no net deferred tax assets.

The components of income before income taxes are as follows:

US$	2008	2007
Loss subject to United States	$7,277,585	$1,607,647
Loss subject to Singapore	2,322,657	2,085,505
Loss subject to Indonesia	1,047,034	—
Total Loss	$10,647,276	$3,693,152

United States of America

As of May 31, 2008, the Company’s subsidiary in the United States of America had approximately $4,637,000 in net operating loss carry forwards available to offset future taxable income. Federal net operating losses can generally be carried forward 20 years. The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carry forwards in certain situations when changes occur in the stock ownership of a company. In the event the Company has a change in ownership, utilization of carry forwards could be restricted. The deferred tax assets for the United States entity at May 31, 2008 consists mainly of net operating loss carry forwards and were fully reserved as the management believes it is more likely than not that these assets will not be realized in the future.

The following table sets forth the significant components of the net deferred tax assets for operation in the United States of America as of May 31, 2008 and 2007.

(US$)	2008	2007
Net Operating Loss Carry forwards	$4,637,000	$1,674,019
Total Deferred Tax Assets	1,577,000	669,608
Less: Valuation Allowance	(1,577,000)	(669,608)
Net Deferred Tax Assets	$—	$—

The following is a reconciliation of the provision for income taxes at the U.S. federal income tax rate to the income taxes reflected in the Statement of Operations:

	May 31, 2008	May 31, 2007
Tax expense (credit) at U.S. statutory rate-federal	34%	34%
State tax expense net of federal tax	6%	6%
Net operating loss carry-forward	(40)%	(40)%
Foreign income tax:
Singapore	20%	20%
Indonesia	35%	0%
Net operating loss carry-forward	(55)%	(20)%
Tax expense at actual rate	0%	0%

Singapore

Pursuant to the Singapore Income Tax Laws, the Corporate Income Tax is at a statutory rate of 20%. Unutilised tax losses and capital allowances may be carried forward indefinitely to offset future taxable income provided that the beneficial ownership of the company remains substantially (at least 50%) the same as at certain relevant dates. For capital allowances, there is an additional requirement that the same trade or business in respect of which these capital allowances were made continues to be carried on. Carrybacks or transfers to other companies are not permitted.

The following table sets forth the significant components of the net deferred tax assets for operation in the Singapore as of May 31, 2008 and 2007.

(US$)	2008	2007
Net Operating Loss Carry forwards	$2,322,657	$2,085,505
Total Deferred Tax Assets	464,531	417,101
Less: Valuation Allowance	(464,531)	(417,101)
Net Deferred Tax Assets	$—	$—

Indonesia

Pursuant to the Indonesia Income Tax Laws, the Corporate Income Tax is at a statutory rate of 35%. Unutilised tax losses may be carried forward indefinitely to offset future taxable income provided that the beneficial ownership of the company remains substantially (at least 50%) the same as at certain relevant dates. For capital allowances, there is an additional requirement that the same trade or business in respect of which these capital allowances were made continues to be carried on. Carrybacks or transfers to other companies are not permitted.

The following table sets forth the significant components of the net deferred tax assets for operation in the Indonesia as of May 31, 2008 and 2007.

(US$)	2008	2007
Net Operating Loss Carry forwards	$1,047,034	$—
Total Deferred Tax Assets	366,462	—
Less: Valuation Allowance	(366,462)	—
Net Deferred Tax Assets	$—	$—

15. COMMITMENTS AND CONTINGENCIES

Lease Obligation

Office space is rented under a non-cancelable operating lease agreements expiring through April 2009. Rent expense was $135,137 and 34,780 for the years ended May 31, 2008 and 2007 respectively.

Future minimum rental payments are as follows:

Years Ending May 31,
2009	$16,000

The Company is subject to legal proceedings, claims, and litigation arising in the normal course of business. While the outcome of these matters is currently not determinable, the Company does not expect the resolutions of any such matters to have a material impact on the Company’s financial position, results of operations, or cash flows.

A shareholder that purchased securities of the Company in connection with the private placement begun in June, 2007, threatened litigation against the Company regarding the terms of his subscription. The Company had previously accrued the entire subscription from the placement of $750,000 as accrued litigation until this matter is resolved. The Company has settled this matter in June 16, 2008 and has presented the financial statements as if the litigation was settled as of May 31, 2008. See subsequent event description on note 16.

As of May 31, 2008, there is no other pending litigation involving the Company.

RIGHT TO EXPLOIT

Indonesia’s natural resources are controlled by the Indonesian Government. As a result, there is no title to particular mineral deposits granted by the Indonesian government to private companies or individuals, but rather the Indonesian government will only grant the right to exploit and sell the mineral deposits. Domestic investment in mining is conducted through a KP, a license issued by the Head of Regency, the regional governor and the Indonesian Minister of Energy and Mineral Resources, depending on the location of the mining area. There are several types of KPs, which may be issued depending on the stage of development of the mining area itself, including a General Survey KP, an Exploration KP, an Exploitation KP, a Transportation and Selling KP and a Processing and Refining KP.

Indonesian mining regulations do not permit KPs to be held by non-Indonesian companies or by Indonesian companies, which are wholly or partly owned by non-Indonesian persons or entities. We have established a series of contractual arrangements, which give us an economic benefit in relation to certain mining properties in Indonesia, as further described below.

The KPs for the two properties in which we have economic rights are held by limited liability companies formed under the laws of Indonesia. PT Graha Panca Karsa, or GPK, holds an Exploration KP on Kampung Tukul Kecamatan Tering in the Kutai Barat district of East Kalimantan, and PT Bunyut Bara Mandiri, or BBM, holds an Exploration KP on Kecamatan Melak and Kecamatan Muara Lawa in the Kutai Barat district of East Kalimantan. The KPs are extendable by the company under agreement and obligations and both currently run until September 14th, 2008 unless and until extended. There is no assurance that a KP will be renewed.

16. SUBSEQUENT EVENTS

As previously reported, on June 10, 2007 KAL Energy, Inc., a Delaware corporation (the “Company”), entered into Subscription Agreements (the “Prior Agreements”) with 3 investors (the “Investors”) pursuant to which the Company agreed to sell an aggregate of 937,500 shares of its common stock to the Investors at a purchase price of $0.80 per share, resulting in net proceeds to the Company of approximately $750,000 (the “June 2007 Financing”). The Company also agreed to issue the Investors warrants (the “Warrants”) to purchase up to an aggregate of 937,500 shares of its common stock at an exercise price of $1.428 per share. The closing of the June 2007 Financing occurred on June 10, 2007.

Subsequent to the closing of the June 2007 financing, a dispute arose between the Company and the Investors as a result of administrative non-conformance relating to the Prior Agreements (the “Dispute”). On June 17, 2008, the Company’s board of directors agreed to resolve the Dispute by restructuring the terms of the June 2007 Financing and entering into an Amended and Restated Subscription Agreement (the “Restated Agreement”) with the Investors (the “Restructuring”). The Company entered into the Restated Agreement with the Investors on June 26, 2008. Pursuant to the Restructuring, the Company reduced the purchase price for the shares of common stock issued in the June 2007 financing to $0.15 per share and issued an aggregate of 4,062,500 additional shares of common stock to the Investors, resulting in the sale and issuance of an aggregate total of 5,000,000 shares of common stock to the Investors. In addition, the Company and the Investors agreed to cancel and terminate the Warrants, which were not previously issued by the Company to the Investors. The Restructuring will not change the gross proceeds received by the Company from the June 2007 financing, which remain approximately $750,000.

Subsequent to the fiscal year end, the Company has not received confirmation from the holders of the notes. As such, the Company has commenced a change in the ownership of GPK and BBM in accordance with the terms of the share pledge agreements. The Company is in the process of selling the notes to third parties. Article 127 of Company Law requires that any change of more than 50% shareholding requires a newspaper announcement, with closing to occur no earlier than 30 days post-the announcement. The Company expects to complete these transactions in the next 45 days. Up until the time the notes are transferred, the Company is placing a reserve against the entire balance of the notes. Once the transfer is completed and the notes are assumed by new parties, the Company will reevaluate the value of the notes and the carrying amount of the reserve, if any. (see note 4

KAL ENERGY, INC. AND SUBSIDIARIES

(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEET
AUGUST 31, 2008
(Unaudited)

ASSETS

Current Assets
Cash and cash equivalents	$1,190,573
Other receivable	75,450
Prepaid expenses and other current assets	246,427
Total Current Assets	1,512,450

Intangible assets, net	6,524,754

Total Assets	$8,037,204

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Accounts payable	$462,597
Accrued liabilities	520,928
Total Current Liabilities	983,525

Stockholders’ Equity
Common Stock
Authorized:
500,000,000 voting common shares, par value $0.0001 Issued and outstanding:
143,175,272 common shares	14,342
Additional paid-in capital	22,813,435
Subscription receivable	(20,000)
Deficit Accumulated During The Exploration Stage	(15,754,098)
Total Stockholders' Equity	7,053,680

Total Liabilities and Stockholders' Equity	$8,037,204

The accompanying notes are an integral part of these unaudited consolidated financial statements

KAL ENERGY, INC. AND SUBSIDIARIES
 (An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
 (Unaudited)

			FOR THE CUMULATIVE
			PERIOD FROM
			FEBRUARY 21
	FOR THE THREE MONTH PERIODS ENDED		2001 (INCEPTION) TO
	AUGUST 31		AUGUST 31
	2008	2007	2008

Net Revenue	$-	$-	$-

Operating Expenses
Exploration expenditures	379,916	1,425,746	4,769,571
Stock based compensation expense	209,992	1,527,396	6,394,423
General and administrative expenditures	411,760	376,317	2,953,989
Professional and consulting fees	398,051	210,277	1,821,183
Total Operating Expenses	1,399,719	3,539,736	15,939,156

Other income:
Consulting services	53,305	-	125,185
Interest income	10,417	12,835	59,873
Total other income	63,722		185,058

Net Loss	$(1,335,997)	$(3,526,901)	$(15,754,098)

Net Loss Per Common Share, basic and diluted	$(0.01)	$(0.04)

*Basic and Diluted Weighted Average Number Of Common Shares Outstanding	141,803,173	97,884,923

*Weighted average number of shares for dilutive securities has not been taken since the effect of dilutive securities is anti dilutive

The accompanying notes are an integral part of these unaudited consolidated financial statements

KAL ENERGY, INC. AND SUBSIDIARIES
 (An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
 (Unaudited)

			FOR THE CUMULATIVE
			PERIOD FROM
	FOR THE THREE MONTH PERIODS ENDED		FEBRUARY 21, 2001
	AUGUST 31		(INCEPTION) TO
	2008	2007	AUGUST 31, 2008
Cash Flows In Operating Activities:

Net loss for the period	$(1,335,997)	$(3,526,901)	$(15,754,098)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock based compensation expense	209,992	1,527,396	6,394,423
Stock issued for consulting services	-	-	261,250
Amortization expense	88,572	88,572	560,952
Allowance for Bad Debt - Note Receivable	-	-	362,656
(Increase) / decrease in accounts receivable	495	-	(75,450)
Increase in prepaid expenses and other current assets	(123,121)	(13,584)	(251,752)
Increase in accounts payable and accrued liabilities	406,065	875,033	721,428
Net cash used in operating activities	(753,994)	(1,049,484)	(7,780,590)

Cash Flows In Investing Activities:
Cash of acquired subsidiary	-	-	201,054
Cash investment in subsidiary	-	-	(10,000)
Net cash provided by investing activities	-	-	191,054

Cash Flows In Financing Activities:
Advances from shareholder	-	-	117,820
Payments to shareholders	-	-	(117,820)
Issuance of notes payable	-	-	-
Debt repayments	-	-	(198,000)
Advances on notes receivable	-	(50,000)	(753,995)
Proceeds from issuance of common stock	-	725,000	9,732,103
Net cash provided by financing activities	-	675,000	8,780,108

Increase/(Decrease) In Cash & cash equivalents	(753,994)	(374,484)	1,190,573

Cash And Cash Equivalents, Beginning Of Period	1,944,567	729,626	-

Cash And Cash Equivalents, End Of Period	$1,190,573	$355,142	1,190,573

Supplemental Disclosure Of Cash Flow Information
Cash paid during the period
Interest	$-	$-	$-
Income Taxes	$-	$-	$-

Supplemental Disclosure of Non Cash Transactions

Shares issued to acquire subsidiary			6,400,000

The accompanying notes are an integral part of these unaudited consolidated financial statements

KAL ENERGY, INC. AND SUBSIDIARIES
 (An Exploration Stage Company)
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
FOR THE PERIOD FROM INCEPTION, FEBRUARY 21, 2001 (INCEPTION) TO AUGUST 31, 2008

					ACCUMULATED
	COMMON STOCK				DEFICIT
			ADDITIONAL		DURING THE
			PAID-IN	SUBSCRIPTION	EXPLORATION
	NUMBER	AMOUNT	CAPITAL	RECEIVABLE	STAGE	TOTAL
Issuance of common stock for cash
Founders’ shares	40,000,000	$1,000	$-	$-	$-	$1,000.00
Initial shares	6,875,272	3,688	47,877	-	-	51,565
Net loss for the period	-	-	-	-	(35,809)	(35,809)
Balance, May 31, 2001	46,875,272	4,688	47,877	-	(35,809)	16,756
Net income for the year	-	-	-	-	15,723	15,723
Balance, May 31, 2002	46,875,272	4,688	47,877	-	(20,086)	32,479
Net loss for the year	-	-	-	-	(16,847)	(16,847)
Balance, May 31, 2003	46,875,272	4,688	47,877	-	(36,933)	15,632
Net loss for the year	-	-	-	-	(18,846)	(18,846)
Balance, May 31, 2004	46,875,272	4,688	47,877	-	(55,779)	(3,214)
Net loss for the year	-	-	-	-	(11,544)	(11,544)
Balance, May 31, 2005	6,875,272	4,688	47,877	-	(67,323)	(14,758)
Net loss for the year	-	-	-	-	(10,348)	(10,348)
Balance, May 31, 2006	46,875,272	4,688	47,877	-	(77,671)	(25,106)
Merger with Thatcher Mining Pte. Ltd.	32,000,000	3,200	6,396,800		-	6,400,000
Stock issued for cash	17,615,000	1,762	3,501,239		-	3,503,000
Stock issued for services	1,112,500	111	222,389		-	222,500
Issuance of shares under stock compensation plan	125,000	13	342,488		-	342,500
Stock based compensation expense	-	-	958,872		-	958,872
Net loss for the year	-	-	-		(3,693,152)	(3,693,152)
Balance, May 31, 2007	97,727,772	9,773	11,469,664	-	(3,770,823)	7,708,614
Stock issued for cash	34,957,600	3,496	5,473,042	-	-	5,476,528
Stock issued for services	55,000	6	38,745	-	-	38,750
Issuance of shares under stock compensation plan	1,946,700	195	674,909	(40,000)	-	635,104
Stock options granted to employees	-	-	4,247,957	-	-	4,247,957
Net loss for the year	-	-	-	-	(10,647,276)	(10,647,276)
Balance, May 31, 2008	134,687,072	$13,469	$21,904,316	$(40,000)	$(14,418,100)	$7,459,685
Stock issued for cash	8,729,100	873	699,127	-	-	700,000
Stock options granted to employees	-	-	209,992	20,000	-	229,992
Net loss for the three month period ended August 31, 2008	-	-	-	-	(1,335,997)	(1,335,997)
Balance, August 31, 2008	143,416,172	$14,342	$22,813,435	$(20,000)	$(15,754,098)	$7,053,680

The accompanying notes are an integral part of these unaudited consolidated financial statements

KAL ENERGY, INC. AND SUBSIDIARIES
 (An Exploration Stage Company)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.  NATURE OF OPERATIONS AND GOING CONCERN

a)  Organization and Change of Name

KAL Energy, Inc. (formerly, Patriarch, Inc.) (“the Company” or “we”) was incorporated on February 21, 2001 in the State of Delaware. On November 14, 2006, the Company’s stockholders voted to amend the Company’s Certificate of Incorporation to change the Company’s name to KAL Energy, Inc. This amendment took effect on December 20, 2006. The Company was formed for the purpose of acquiring and developing exploration stage natural resource properties. The Company is in the exploration stage. The Company’s operations are carried out by its wholly owned subsidiary, Thatcher Mining Pte. Ltd, a corporation formed under the laws of the Republic of Singapore on June 8, 2006 (“Thatcher”) and acquired by the Company on February 9, 2007. The Company formed PT Kubar Resources (“Kubar”), a limited liability foreign investment (PMA) company corporation under the laws of the Republic of Indonesia on April 12, 2007, and completed its registration on June 6, 2007. Kubar is owned 99% by Thatcher and 1% by the Company, making it a wholly owned subsidiary of the Company. The Company acquired Finchley Resources Pte. Ltd. (Finchley), a corporation formed under the laws of the Republic of Singapore on September 12, 2007.

b)  Exploration Activities

The Company has been in the exploration stage since its formation and has not yet realized any revenues from its planned operations.  The Company is currently seeking opportunities for profitable operations. Costs related to locating coal deposits and determining the extractive feasibility of such deposits are expensed as incurred.

c) Going Concern

The Company’s interim financial statements have been prepared on a going concern basis, which contemplate the realization of assets and satisfaction of liabilities in the normal course of business.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company had incurred cumulative losses of $15,754,098. In addition, the permits allowing exploration activities on its mining concessions in Kalimantan expired on September 14, 2008. Whilst applications for permit extensions have been submitted, and while the original permits continue to be valid automatically for another twelve months, there is no assurance that a renewal will be granted. These factors raise substantial doubt about Company’s ability to continue as a going concern.

The interim financial statements do not include adjustments relating to recoverability and classification of recorded assets amounts, or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Recurring losses from operations and operating cash constraints are potential factors, which, among others, may indicate that the Company will be unable to continue as a going concern for a reasonable period of time.

Management has taken the following steps to revise its operating and financial requirements, which it believes are sufficient to provide the Company with the ability to continue as a going concern. Management devoted considerable effort from inception through the quarter ended August 31, 2008, towards (i) additional working capital through the issuance of the Company’s equity securities, (ii) reduction of its recurring operational costs, (iii) management of accrued expenses and accounts payable, and (iv) the pursuit of a suitable strategic partner. Management believes that the above actions will allow the Company to continue operations through the next fiscal year.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying interim condensed consolidated financial statements are prepared in accordance with rules set forth in Regulation SB promulgated by the Securities and Exchange Commission. Accordingly, these statements do not include all disclosures required under generally accepted accounting principles and should be read in conjunction with the audited financial statements included in the Company's Form 10-KSB for the fiscal year ended May 31, 2008. In the opinion of the Company’s management, all adjustments consisting of normal recurring accruals have been made to the financial statements. The results of operation for the three months ended August 31, 2008 are not necessarily indicative of the results to be expected for the fiscal year ending May 31, 2009.

Principles of consolidation

The accompanying condensed consolidated financial statements include the accounts of Kal Energy, Inc., the accounts of its wholly owned subsidiaries, Thatcher, PT Kubar and Finchley, and the accounts of the variable interest entities, PT. Bunyut Bara Mandiri and PT. Graha Panca Karsa (Note 8), collectively “the Company”. All significant inter-company transactions and accounts have been eliminated in consolidation.

Use of estimates

The preparation of financial statements is in conformity with generally accepted accounting principles which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basic and diluted net loss per share

Net loss per share is calculated in accordance with the Statement of financial accounting standards No. 128 (SFAS No. 128), "Earnings per share". SFAS No. 128 superseded Accounting Principles Board Opinion No.15 (APB 15). Net loss per share for all periods presented has been restated to reflect the adoption of SFAS No. 128. Basic net loss per share is based upon the weighted average number of common shares outstanding. Diluted net loss per share is based on the assumption that all dilutive convertible shares and stock options were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period.

Intangible Assets

The Company evaluates intangible assets, goodwill and other long-lived assets for impairment, at least on an annual basis and whenever events or changes in circumstances indicate that the carrying value may not be recoverable from its estimated future cash flows. Recoverability of intangible assets, other long-lived assets and, goodwill is measured by comparing their net book value to the related projected undiscounted cash flows from these assets, considering a number of factors including past operating results, budgets, economic projections, market trends and product development cycles. If the net book value of the asset exceeds the related undiscounted cash flows, the asset is considered impaired, and a second test is performed to measure the amount of impairment loss. Potential impairment of goodwill after July 1, 2002 is being evaluated in accordance with SFAS No. 142. The SFAS No. 142 is applicable to the financial statements of the Company beginning July 1, 2002.

Recent pronouncements

In September 2006, FASB issued SFAS 158 ‘Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)’ This Statement improves financial reporting by requiring an employer to recognize the over funded or under funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. An employer without publicly traded equity securities is required to recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after June 15, 2007. However, an employer without publicly traded equity securities is required to disclose the following information in the notes to financial statements for a fiscal year ending after December 15, 2006, but before June 16, 2007, unless it has applied the recognition provisions of this Statement in preparing those financial statements:

a. A brief description of the provisions of this Statement

b. The date that adoption is required

c. The date the employer plans to adopt the recognition provisions of this Statement, if earlier.

The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. The management is currently evaluating the effect of this pronouncement on financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements”. This Statement amends ARB 51 to establish accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 160 is effective for the Company’s fiscal year beginning October 1, 2009. Management is currently evaluating the effect of this pronouncement on financial statements.

In March 2008, the FASB issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The new standard also improves transparency about the location and amounts of derivative instruments in an entity’s financial statements; how derivative instruments and related hedged items are accounted for under Statement 133; and how derivative instruments and related hedged items affect its financial position, financial performance, and cash flows. Management is currently evaluating the effect of this pronouncement on financial statements.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations”. This Statement replaces SFAS No. 141, Business Combinations. This Statement retains the fundamental requirements in Statement 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement also establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) will apply prospectively to business combinations for which the acquisition date is on or after Company’s fiscal year beginning October 1, 2009. While the Company has not yet evaluated this statement for the impact, if any, that SFAS No. 141(R) will have on its consolidated financial statements, the Company will be required to expense costs related to any acquisitions after September 30, 2009. The management is currently evaluating the effect of this pronouncement on financial statements.

In May of 2008, FASB issued SFASB No.162, “The Hierarchy of Generally Accepted Accounting Principles”. The pronouncement mandates the GAAP hierarchy reside in the accounting literature as opposed to the audit literature. This has the practical impact of elevating FASB Statements of Financial Accounting Concepts in the GAAP hierarchy. This pronouncement will become effective 60 days following SEC approval. The Company does not believe this pronouncement will impact its financial statements.

In May of 2008, FASB issued SFASB No. 163, “Accounting for Financial Guarantee Insurance Contracts-an interpretation of FASB Statement No. 60”. The scope of the statement is limited to financial guarantee insurance (and reinsurance) contracts. The pronouncement is effective for fiscal years beginning after December 31, 2008. The Company does not believe this pronouncement will impact its financial statements.

3.  OTHER RECEIVABLE

At August 31, 2008, the Company had $75,450 of other receivable related to the outsourcing of exploration personnel.

4.  NOTES RECEIVABLE

As of May 31, 2008, the Company had two note receivables of $150,000 and $175,000 from two unrelated parties. The note receivables were both pledged by the shares to be purchased by the notes, with an interest rate of twelve month LIBOR plus 5%, and due on demand. The Company had accrued $37,656 of interest against this loan. Subsequent to the fiscal year end, the Company did not receive confirmation from the holders of the notes. As such, the Company commenced a change in the ownership of GPK and BBM in accordance with the terms of the share pledge agreements. The Company is in the process of selling the notes to third parties. Article 127 of Company Law requires that any change of more than 50% shareholding requires a newspaper announcement, with closing to occur no earlier than 30 days post-the announcement. Up until the time the notes are transferred, the Company is placing a reserve against the entire balance of the notes. Once the transfer is completed and the notes are assumed by new parties, the Company will reevaluate the value of the notes and the carrying amount of the reserve, if any. (see note 16) As at August 31, 2008, the Company based upon its evaluation of the notes, has provided an allowance for bad debts against the Notes receivable amounting to $369,409.

Loan advances	325,000
Accrued interest	44,409
Loan balance	369,409
Reserve	(369,409)
Total	-

5.  PREPAID EXPENSES AND DEPOSITS

Prepaid expenses and deposits at August 31, 2008 are as follows:

Prepaid expenses	$211,158
Deposits	35,269
Total Prepaid expenses	$246,427

Prepaid expenses include $26,400 of prepaid insurance, $53,648 for employee advances, $24,187 of withholding tax receivables, $11,704 prepayments for rental, and $95,219 of other prepaid expenses.

Deposits include $25,480 in rent deposit and $9,789 in security deposits.

6.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued expenses at August 31, 2008 are as follows:

Accounts payable	$462,597
Accrued expenses	520,928
Total Accounts payable and accrued expenses	$983,525

As of August 31, 2008, the Company owed the following amounts to related parties for expenses incurred in the normal course of business, included in the totals above:

Officers & Directors
Jorge Nigaglioni	$35,735
William Bloking	70,051
Andrew Caminschi	22,540
Antonio Varano	9,698
Related Parties
Mining House Ltd.	15,087
$153,112

7.  INTANGIBLE ASSETS

The Company entered into two Investment and Cooperation agreements with PT Graha Panca Karsa (“PT GPK”) and PT Bunyut Bara Mandiri (“PT BBM”). Pursuant to these agreements, the Company will provide mining services in exchange for a share of revenues derived from any coal sales. The Company shall be entitled to all net proceeds from the sale of minerals arising out of the project, save for a 1% net smelter royalty. The Company has recorded this asset at its fair value, based on the purchase method of accounting for acquisition, of $7,085,706 and is amortizing it over 20 years.

Gross Value of Agreements	$7,085,706
Amortization	(560,952)
Net Intangible assets	$6,524,754

Amortization expenses for the Company’s intangible assets over the next five years ending May 31, is estimated to be:

2008	$265,714
2009	354,285
2010	354,285
2011	354,285
2012,	354,285
After	4,841,900
Total	$6,524,754

8.  RELATED PARTY TRANSACTIONS

The Company uses the services of Mining House Ltd. for IT and administrative services.  These also include expense reimbursements for travel and other administrative expenses.  One of the Company’s directors was a director of Mining House Ltd. Additionally, our two previous chief executive officers and Chairman, were directors in Mining House Ltd.  Payments for such services during the three month periods ended August 31, 2008 amounted to $38,259. We have terminated the contract with Mining House Ltd. as of August 31, 2008.

The Company has a rental and services agreements with PB Commodities (“PBC”) for office space in Singapore.  “PBC” is owned by Concord International (“Concord”), a stockholder of the Company.  Rental and service payments for such services during the three month periods ended August 31, 2008 amounted to $15,776, respectively. We have terminated the contract with PBC as of July 31, 2008.

The Company used Asia Consultancy Group Pte Ltd. (“ACG”) for exploration consulting services.  These also include expense reimbursements for travel and other administrative expenses. This contract was terminated in November 2007. ACG is owned by PB Commodities.  There were no payments to ACG for the three month period ended August 31, 2008.

9.  SHAREHOLDER’S EQUITY

During the fiscal quarter ended August 31, 2008, the Company issued 4,666,667 shares from funds received in May of 2008. These shares were recorded as shares to be issued as at May 31, 2008.

In the June 2007 financing, a dispute arose between the Company and the Investors as a result of administrative non-conformance relating to the Prior Agreements (the “Dispute”). On June 17, 2008, the Company’s board of directors agreed to resolve the Dispute by restructuring the terms of the June 2007 Financing and entering into an Amended and Restated Subscription Agreement (the “Restated Agreement”) with the Investors (the “Restructuring”). The Company entered into the Restated Agreement with the Investors on June 26, 2008. Pursuant to the Restructuring, the Company reduced the purchase price for the shares of common stock issued in the June 2007 financing to $0.15 per share and issued an aggregate of 4,062,500 additional shares of common stock to the Investors, resulting in the sale and issuance of an aggregate total of 5,000,000 shares of common stock to the Investors. In addition, the Company and the Investors agreed to cancel and terminate the Warrants, which were not previously issued by the Company to the Investors. The Restructuring will not change the gross proceeds received by the Company from the June 2007 financing, which remain approximately $750,000.

During the fiscal year ended May 31, 2008, the Company issued 34,957,600 shares for cash as part of private placement and has 4,666,667 shares to be issued as of May 31, 2008. For the year the Company raised $6,528,009 for a total of 39,624,233 shares. The Company incurred $351,471 in finders fees related to this transaction, for a net raise of $6,176,538.

During the fiscal year ended May 31, 2007, the Company issued 17,615,000 voting common shares for total of $3,523,000. The issuance is recorded net of the expenses and payments of the fund raising expenses. The direct costs related to this stock sale, including legal and professional fees, were deducted from the related proceeds and the net amount in excess of par value was recorded as additional paid-in capital. In conjunction with the completion of the private placement offering, the Company paid legal expenses of $20,000 in cash The Company also issued 1,112,500 shares of restricted stock valued at $222,500 as consulting fees.

The Company also affected a 4 for 1 stock split on December 20, 2006. The stock split resulted in an additional 35,341,454 voting common shares, resulting in 47,375,272 post-split shares outstanding (11,843,818 pre-split shares). All of the shares have been retroactively restated.

On January 18, 2007, the board of directors approved an amendment to the Company’s Certificate of Incorporation increasing the number of authorized shares off common stock from 100,000,000 to 500,000,000. On January 19, 2007, shareholders of record holding a majority of the currently issued and outstanding common stock approved the amendment. The amendment became effective on March 2, 2007.

On April 12, 2007, the board of directors approved the 2007 Stock Incentive Plan for employees and outside contractors (the “SIP”). The Company authorized 12,000,000 shares for use in the SIP. The Company granted as of August 31, 2008, 2,046,667 shares and 1,317,333 options had vested under the SIP. The Company has issued 455,000 shares from the SIP in 2007 as follows:

10.  VARIABLE INTEREST ENTITY

The Company has adopted FASB Interpretation No. 46R "Consolidation of Variable Interest Entities" ("FIN 46R"), an Interpretation of Accounting Research Bulletin No. 51. FIN 46R requires a Variable Interest Entity (VIE) to be consolidated by a company if that company is subject to a majority of the risk of loss for the VIE or is entitled to receive a majority of the VIE's residual returns. VIEs are those entities in which the Company, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with ownership of the entities, and therefore the company is the primary beneficiary of these entities. Acquisitions of subsidiaries or variable interest entities are accounted for using the purchase method of accounting. The results of subsidiaries or variable interest entities acquired during the year are included in the consolidated income statements from the effective date of acquisition.

ACCOUNTING AFTER INITIAL MEASUREMENT OF VIE - Subsequent accounting for the assets, liabilities, and non-controlling interest of a consolidated variable interest entity are accounted for as if the entity were consolidated based on voting interests and the usual accounting rules for which the VIE operates are applied as they would to a consolidated subsidiary as follows:

· carrying amounts of the VIE are consolidated into the financial statements of the Company as the primary beneficiary (referred to as "Primary Beneficiary" or "PB");

· inter-company transactions and balances, such as revenues and costs, receivables and payables between or among the Primary Beneficiary and the VIE(s) are eliminated in their entirety; and

· because there is no direct ownership interest by the Primary Beneficiary in the VIE, equity of the VIE is eliminated with an offsetting credit to minority interest.

INITIAL MEASUREMENT OF VIE- The Company initially measures the assets, liabilities, and non-controlling interests of the VIEs at their fair values at the date of the acquisitions.

On February 28, 2007, the Company provided funds to two individuals for their purchase of 1,000 or 100% of the 1,000 outstanding shares of PT Graha Panca Karsa (“PT GPK”) and 1,000 or 100% of the 1,000 outstanding shares of PT Bunyut Bara Mandiri (“PT BBM”), exploration stage companies involved in the exploration of coal concessions in East Kalimantan, Indonesia.   The Company has been the sole source of funding to the shareholders of PT GPK since 2006 to acquire the shares in PT GPK through advances made under a loan agreement.  Such advances totaled $175,000 for the shareholders of PT GPK and $150,000 for the shareholders of PT BBM, at February 29, 2008. The Company is considered the primary beneficiary as it stands to absorb the majority of the VIE’s expected losses.

As of August 31, 2008, the Company has consolidated PT GPK and PT BBM’s financial statements for the three month period then ended in the accompanying financial statements. PT GPK and PT BBM did not have any operations through August 31, 2008.

11.  EXPLORATION EXPENDITURES

In 2006, Thatcher commenced exploration in properties in Kalimantan, Indonesia. Exploration expenses were performed by outside contractors, who billed all resources used individually between manpower, travel, equipment rentals, phone and other expenses. The bulk of all expenditures was manpower, including the chief geologist, operations manager, site manager and site personnel from various contractors, and were utilized to make preliminary assessments of the properties to provide mining services and to conduct the Phase I Drilling Program. Initial measurements of the quantity and quality of coal seams were made on two properties in East Kalimantan, Indonesia as well as studying the logistics for processing the coal on site and delivering it to customers. Additionally, the Company has performed due diligence exploration in Mongolia, on a property for potential acquisition.

Three Months Ended August 31, 2008
Manpower	$322,910
Site Expenses	29,044
Equipment	12,027
Travel	15,935
$379,916

12. STOCK BASED COMPENSATION EXPENSE

Description of Stock-Based Compensation Plan

Stock Incentive Plan (SIP). Effective April 27, 2007, we adopted the SIP. Under the provisions of the SIP, the Company may grant stock options, stock appreciation rights, restricted stock, restricted stock units and stock awards to our officers, directors and key employees, as well as to consultants and other persons who provide services to us. The SIP has a maximum contractual term of ten years. As of August 31, 2008, securities authorized and available for issuance in connection with our SIP were 5,255,417. Under the terms of the SIP, in no event shall the number of shares authorized for issuance in connection with the SIP exceed 12 million shares.

Valuation Assumptions

For all periods presented, the fair value of stock-based compensation made under the SIP was estimated using the Black-Scholes option pricing model.

The weighted average assumptions used for options granted, ESPP purchases and the LTPP were as follows:

Stock Option Plan
Risk-free interest rate	1.69%
Dividend yield	0%
Volatility	113.0%
Expected life	10 years

We used a historical volatility assumption to derive our expected volatility assumption. We also considered that this is an exploration phase enterprise and as such, the expected volatility should be higher than that of established mining companies. The same applies to our assumption regarding the expected life of our options. The early stage of our Company makes us assume a conservative position that it will take longer for the options to achieve their value.

Stock-Based Payment Award Activity

The following table summarizes equity share-based payment award activity in 2008:

	Available For Grant	Shares	Weighted Average Exercise Plan
Outstanding at May 31, 2007	1,225,000	10,650,000	$1.44
Granted	-2,865,000	2,865,000	$0.29
Exercised	-	-2,001,667	$0.38
Cancelled	4,081,667	-4,081,667
Plan Shares Expired	-
Outstanding at May 31, 2008	2,441,667	7,431,667	$1.28
Granted	-1,250,000	1,250,000	$0.12
Exercised	-	-	$-
Cancelled	4,063,750	-4,063,750	-
Plan Shares Expired	-	-	-
Outstanding at August 31, 2008	5,255,417	4,617,917	$0.40

4,063,750 stock options were forfeited or cancelled during the three month period ended August 31, 2008. No stock options expired during the three month period ended August 31, 2008.

	Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Aggregate Intrinsic Value (in thousands)	Number Exercisable	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Aggregate Intrinsic Value (in thousands)
$ 0.12-$0.50	2,306,250	9.4	$0.40	$10	1,317,333	9.25	$0.46	$2

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value, based on the Company's closing stock price of $0.16 on August 31, 2008, which would have been received by award holders had all award holders exercised their awards that were in-the-money as of that date. There were no stock option awards exercisable on August 31, 2008 at a price lower than the closing stock price of the Company’s common stock on that date. The Company has not received any cash under the plan. The Company recorded a net expense of $209,992 for the three month period ended August 31, 2008, including a one time credit of $343,485 for the cancellations during the quarter. The Company has not had issuances under the plan during the three month period ended August 31, 2008 and as such has not recorded any expense as compensation from the plan.

13. COMMITMENTS AND CONTINGENCIES

Office space is rented under a non-cancelable operating lease agreements expiring through September 2009. Rent expense was $32,191 for the three month periods ended August 31, 2008, and $62,844 from inception (February 21, 2001) to August 31, 2008.

Future minimum rental payments are as follows:

Year Ending August 31, 2009	$60,852

The Company is subject to possible legal proceedings, claims, and litigation arising in the normal course of business. While the outcome of these matters is currently not determinable, the Company does not expect the resolutions of any such matters to have a material impact on the Company’s financial position, results of operations, or cash flows.

As of August 31, 2008, there is no other pending litigation involving the Company.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth an estimate of the costs and expenses payable by us in connection with the issuance and distribution of the common stock being registered.

SEC registration fee	$647.64
Legal fees and expenses	25,000
Accountants’ fees and expenses	$7,500
Miscellaneous	2,000
Total	$35,147.64

Item 14.  Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law, or the DGCL, provides that a corporation may indemnify any person made a party to an action (other than an action by or in the right of the corporation) by reason of the fact that he or she was a director, officer, employee or agent of the corporation or was serving at the request of the corporation against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action (other than an action by or in the right of the corporation), has no reasonable cause to believe his or her conduct was unlawful.

Item 15.  Recent Sales of Unregistered Securities.

On March 12, 2008, we entered into subscription agreements with 24 investors pursuant to which we agreed to sell an aggregate of 60,686,732 shares of common stock to the investors at a purchase price of $0.15 per share for potential gross proceeds to us of approximately $9,103,010. We refer to this financing as the March 2008 Financing. One of the original investors entered into a side agreement to offer a portion of its subscription to an additional investor prior to closing, resulting in 25 total investors for the March 2008 Financing. The closing of the March 2008 Financing was expected to occur on a rolling basis through June 15, 2008.

One investor in the March 2008 Financing initially subscribed to purchase 26,666,667 shares of common stock at $0.15 per share for an aggregate purchase price of approximately $4,000,000. Such investor had previously advanced $700,000 to us as part of the outstanding balance for its subscribed shares. We informed such investor that the deadline for payment of the remaining balance of $3,300,000 would be June 13, 2008. On June 13, 2008, such investor informed us that it would be unable to tender payment of the remaining balance on that date. On June 17, 2008, we and the investor amended such investor’s subscription agreement to reduce the number of subscribed shares from 26,666,667 to 4,666,667 for an aggregate purchase price of approximately $700,000. We accepted such investor’s amended subscription for the reduced number of shares and agreed to reduce the total size of the March 2008 Financing from 60,686,732 offered shares to 38,686,732 offered shares for total gross proceeds to us of approximately $5,803,010. We closed the March 2008 Financing on June 17, 2008.

On June 10, 2007, we entered into subscription agreements with 3 investors pursuant to which we agreed to sell an aggregate of 937,500 shares of common stock to the investors at a purchase price of $0.80 per share, resulting in net proceeds to us of approximately $750,000. We refer to this financing as the June 2007 Financing. We also agreed to issue the investors warrants to purchase up to an aggregate of 937,500 shares of common stock at an exercise price of $1.428 per share. The closing of the June 2007 Financing occurred on June 10, 2007.

Subsequent to the closing of the June 2007 Financing, a dispute arose between us and the investors as a result of administrative non-conformance relating to the subscription agreements. On June 17, 2008, our board of directors agreed to resolve the dispute by restructuring the terms of the June 2007 Financing and entering into an amended and restated subscription agreement with the investors. We entered into the amended and restated subscription agreement with the investors on June 27, 2008. Pursuant to the restructuring, we reduced the purchase price for the shares of common stock issued in the June 2007 Financing to $0.15 per share and issued an aggregate of 4,062,500 additional shares of common stock to the investors, resulting in the sale and issuance of an aggregate total of 5,000,000 shares of common stock to the investors. In addition, we and the investors agreed to cancel and terminate the warrants, which were not previously issued by us to the investors. The restructuring did not change the gross proceeds received by us from the June 2007 Financing, which remain approximately $750,000.

Simultaneously with closing the transactions contemplated by the reorganization agreement with Thatcher, dated as of February 9, 2007, we accepted subscriptions for a total of 17,615,000 shares of our common stock, at a purchase price of $0.20 per share, from a group of accredited investors. We received gross proceeds of $3,523,000 from the offering, and net cash proceeds of $3,455,000, after deducting a finder’s fee of $68,000 which was payable in cash.

In addition, we issued shares of our common stock as compensation for services rendered in connection with such offerings, including, but not limited to, finder’s fees.

The shares of common stock sold in the private placement offerings were offered and sold in reliance upon exemptions from registration pursuant to Regulation S promulgated under the Securities Act. The shares of our common stock were offered and sold in “offshore transactions,” as defined in Regulation S, and no “directed selling efforts,” as defined in Regulation S, were made in the United States by us, a distributor of our shares of common stock, any of their or our respective affiliates, or any person acting on behalf of any of the foregoing. In addition, the subscription agreements for these private placement offerings contain representations to support our reasonable belief that the investors in such offerings were non-“U.S. persons,” as defined by Regulation S.

Pursuant to the reorganization agreement with Thatcher, we issued 32,000,000 shares of our common stock, which we refer to as the Reorganization Shares, to the shareholders of Thatcher in exchange for 100% of the common shares of Thatcher. The issuance of the Reorganization Shares to the shareholders of Thatcher pursuant to the reorganization agreement was exempt from registration under the Securities Act pursuant to Section 4(2) thereof.

Item 16. Exhibits and Financial Statement Schedules.

(a) The exhibits set forth commencing on page 38 are included herein or incorporated by reference.

(b) Financial Statement Schedules.

The financial statement schedules have been omitted because they are not applicable, not required, or the information is included in the consolidated financial statements or notes thereto.

Item 17.  Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) Insofar as indemnification by the registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Jakarta, Indonesia, on October 28, 2008.

KAL ENERGY, INC.

By:	/s/ Jorge Nigaglioni
Name:	Jorge Nigaglioni
Title:	Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ William Bloking	President and Chairman of the Board	October 28, 2008
William Bloking	(Principal Executive Officer)

/s/ Jorge Nigaglioni	Chief Financial Officer	October 28, 2008
Jorge Nigaglioni	(Principal Financial and Accounting Officer)

*	Director	October 28, 2008
Andrew Caminschi

*	Director	October 28, 2008
Antonio Varano

*By:	/s/ Jorge Nigaglioni
Jorge Nigaglioni
Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description
2.1
Agreement and Plan of Reorganization, dated as of December 29, 2006, by and between KAL Energy, Inc. and Thatcher Mining Pte. Ltd (incorporated by reference to Exhibit 2.1 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on January 8, 2007).

3.1
Certificate of Incorporation of KAL Energy, Inc. (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form SB-2 filed with the Securities and Exchange Commission on July 26, 2002).

3.1.1
Certificate of Amendment to Certificate of Incorporation of KAL Energy, Inc., filed with the Delaware Secretary of State on March 2, 2007 (incorporated by reference to Exhibit 3.1.1 to our Registration Statement on Form SB-2, as amended, filed with the Securities and Exchange Commission on May 15, 2007).

3.2	Bylaws of KAL Energy, Inc. (incorporated by reference to Exhibit 3.2 to our Registration Statement on Form SB-2 filed with the Securities and Exchange Commission on July 26, 2002).

5.1	Opinion of Stradling Yocca Carlson & Rauth, a Professional Corporation.**

10.1	KAL Energy, Inc. 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on March 8, 2007).+

10.2
Form of Stock Option Agreement (I) under the KAL Energy, Inc. 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on March 8, 2007).+

10.3
Form of Stock Option Agreement (II) under the KAL Energy, Inc. 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on March 8, 2007).+

10.4
Cooperation and Investment Agreement, dated as of January 7, 2007, by and among PT Bunyut Bara Mandiri, Thatcher Mining Pte Ltd., Fitri S. Astuty Goodwin and Sri Purwani (incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on February 15, 2007).

10.5
Cooperation and Investment Agreement, dated as of January 7, 2007, by and among PT Graha Panca Karsa, Thatcher Mining Pte Ltd., Fitri S. Astuty Goodwin and Sri Purwani (incorporated by reference to Exhibit 10.4 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on February 15, 2007).

10.6
Royalty Agreement, dated as of December 29, 2006, by and among Essendon Capital Ltd., Carlton Corp., Concord International Inc., Thatcher Mining Pte Ltd. and KAL Energy (incorporated by reference to Exhibit 10.5 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on February 15, 2007).

10.6.1
Amendment No. 1 to Royalty Agreement, dated as of October 1, 2008, by and between KAL Energy, Concord International and Thatcher Mining Pte. Ltd (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on October 6, 2008).

10.7	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on October 17, 2007).

10.8	Form of Warrant to Purchase Common Stock (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on October 17, 2007).

10.9
Form of Subscription Agreement for Private Placement Offering of Common Stock (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on March 17, 2008).

10.10	Form of Amended and Restated Subscription Agreement (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on June 30, 2008).

10.11
Engagement Letter Agreement, dated as of September 9, 2008, by and between KAL Energy and Grayling Global (incorporated by reference to Exhibit 10.1 to our Amendment No. 1 to Current Report on Form 8-K filed with the Securities and Exchange Commission on September 17, 2008).

10.12
Compensation Agreement, dated as of September 9, 2008, by and between KAL Energy and William Bloking (incorporated by reference to Exhibit 10.2 to our Amendment No. 1 to Current Report on Form 8-K filed with the Securities and Exchange Commission on September 17, 2008).+

10.13
Form of Forfeiture Agreement, dated as of September 17, 2008, by and between KAL Energy and the stockholder named therein (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on September 22, 2008).

10.14
Employment Agreement, dated as of October 1, 2008, by and between KAL Energy and Jorge Nigaglioni (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on October 6, 2008).+

10.15
Employment Agreement, dated as of October 1, 2008, by and between KAL Energy and Andrew Caminschi (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on October 6, 2008).+

16.1
Letter dated March 12, 2007 from Morgan & Company to the Securities and Exchange Commission (incorporated by reference to Exhibit 16.1 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on March 12, 2007).

23.1	Consent of Kabani and Company, Inc., Independent Registered Public Accounting Firm.*

23.2	Consent of Stradling Yocca Carlson & Rauth (see Exhibit 5.1).**

24.1	Power of Attorney (included on the signature page hereto).**

*	Filed herewith
**	Previously filed
+	Indicates management contract or compensatory plan or arrangement